As filed with the Securities and Exchange Commission on June 14, 1996.
                                         Registration No. 333-


                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                           ____________________

                                FORM S-1

         REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                          ____________________

                               AMBAR, INC.
         (Exact name of registrant as specified in its charter)

         Delaware                       1389                   72-0900435
     (State or other              (Primary Standard         (I.R.S. Employer
jurisdiction of incorporation         Industrial           Identiifcation No.)
    or organization)             Classification Code)

                            221 Rue de Jean
                     Lafayette, Louisiana  70508
                            (318) 237-5300
     (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                          Randolph M. Moity, Sr.
             Chairman, Chief Executive Officer and President
                               AMBAR, Inc.
                            221 Rue de Jean
                     Lafayette, Louisiana  70508
                            (318) 237-5300
        (Name, address, including zip code, and telephone number, including area code, of agent for service)

                               Copies to:
     Curtis R. Hearn, Esq.                         L. Steven Leshin, Esq.
     Lisa M. Buchanan, Esq.                      Grant W. Collingsworth, Esq.
Jones, Walker, Waechter, Poitevent,                  Jenkens & Gilchrist,
   Carrere & Denegre, L.L.P.                      a Professional Corporation
    201 St. Charles Avenue                       1445 Ross Avenue, Suite 3200
New Orleans, Louisiana  70170-5100                 Dallas, Texas  75202-2799
        (504) 582-8000                                  (214)  855-4500
                           ____________________

       Approximate date of commencement of proposed sale to the public:
   As soon as practical after this Registration Statement becomes effective.
                           ____________________

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ___

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ___

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ___

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ___
                             ____________________

                       CALCULATION OF REGISTRATION FEE

=====================================================================================================
                                                            Proposed       Proposed
                                                             maximum        maximum
                                                            offering       aggregate     Amount of
         Title of each class of            Amount to be       price        offering    registration
      securities to be registered         registered<F1>   per share<F2>    price<F2>       fee
- -----------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share   4,025,000 shares    $12.1875      $49,054,687    $16,916
=====================================================================================================

[FN]
<F1>    Includes  525,000  shares  that the Underwriters have the option to purchase to cover over-allotments, if any.
<F2>    Estimated solely for the purpose  of  calculating  the registration fee pursuant to Rule 457 under the Securities Act of 1933, based on the average of the high and low sales prices per share of Common Stock on the Nasdaq National Market on June 11, 1996.
                             ____________________

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                 AMBAR, INC.
                            _____________________

                            CROSS REFERENCE SHEET
                           PURSUANT TO ITEM 501(b)

Form S-1 Item and Heading                                               Location in Prospectus
- -------------------------                                               ----------------------
1.    Forepart of the Registration Statement and
      Outside Front Cover Page of Prospectus...............     Forepart of the Registration Statement and
                                                                Outside Front Cover Page of Prospectus

2.    Inside Front and Outside Back Cover Pages of
      Prospectus...........................................     Inside Front and Outside Back Cover Pages of
                                                                Prospectus; Available Information

3.    Summary Information, Risk Factors and Ratio
      of Earnings to Fixed Charges.........................     Prospectus Summary; Risk Factors

4.    Use of Proceeds......................................     Use of Proceeds

5.    Determination of Offering Price......................     Not Applicable

6.    Dilution.............................................     Not Applicable

7.    Selling Security Holders.............................     Principal and Selling Shareholders

8.    Plan of Distribution.................................     Front Cover Page of Prospectus; Underwriting

9.    Description of Securities to be Registered...........     Front Cover Page of Prospectus; Prospectus
                                                                Summary; Market Price of Common Stock and
                                                                Dividends; Description of Capital Stock;
                                                                Legal Matters

10.   Interests of Named Experts and Counsel...............     Not Applicable

11.   Information with Respect to the Registrant...........     Prospectus Summary; Risk Factors;
                                                                Capitalization; Selected Consolidated
                                                                Financial Data; Management's Discussion
                                                                and Analysis of Financial Condition and
                                                                Results of Operations; Business; Management;
                                                                Principal and Selling Shareholders; Certain
                                                                Transactions; Description of Capital Stock;
                                                                Market Price of Common Stock and Dividends;
                                                                Shares Eligible for Future Sale; Available
                                                                Information; Consolidated Financial Statements

12.   Disclosure of Commission Position on Indemnification
      for Securities Act Liabilities.......................     Not Applicable


Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                  SUBJECT TO COMPLETION DATED          , 1996

                              3,500,000 Shares

[Logo]                           AMBAR, Inc.

                                 Common Stock

                             ____________________

      Of the 3,500,000 shares of Common Stock offered hereby (the "Offering"), 3,000,000 shares are being issued and sold by AMBAR, Inc. ("AMBAR" or the "Company") and 500,000 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders. See "Use of Proceeds" and "Principal and Selling Shareholders."

      The Common Stock is traded on the Nasdaq National Market under the symbol "AMBR." On June 13, 1996, the last reported sales price of the Common Stock on the Nasdaq National Market was $12.50 per share. See "Market Price of Common Stock and Dividends."
                             ____________________

  See "Risk Factors" beginning at page 6 for a discussion of certain factors that should be considered by prospective purchasers of the Common Stock offered hereby.
                             ____________________

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMIS-
        SION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
          ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                        Price to    Underwriting  Proceeds to    Proceeds to
                         Public    Discounts and   Company<F2>     Selling
                                   Commissions<F1>             Shareholders<F2>

Per Share..........     $            $              $            $

Total<F3>..........     $            $              $            $

[FN]
<F1> The Company and the Selling Shareholders  have  agreed  to  indemnify the
     Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

<F2> Before deducting  estimated expenses of the Offering of $         payable
     by the Company and $         payable by the Selling Shareholders.

<F3> The Company has granted  the  Underwriters a 30-day option to purchase up to 525,000 additional shares of Common Stock on the same terms and conditions as the Common Stock offered hereby solely to cover over-allotments, if any. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company
     will  be  $         ,  $         ,  and  $         ,  respectively.   See
     "Underwriting."

                             ____________________

    The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to certain other conditions including the right of the Underwriters to withdraw, cancel, modify or reject any order in whole or in part. It is expected that delivery of the shares will be made on or about , 1996, at the offices of Raymond James & Associates, Inc., St. Petersburg, Florida.

                            ______________________

                       Raymond James & Associates, Inc.

                The date of this Prospectus is        , 1996.



                            [Pictures to go here]


                            ______________________

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."


                              PROSPECTUS SUMMARY

      This  summary  is  qualified  in  its  entirety  by  the  more  detailed information and the consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes (i) that the Underwriters' over-allotment option will not be exercised and (ii) that a reorganization pursuant to which the Company will reincorporate in Louisiana will have been consummated. Immediately prior to consummation of this Offering, the Company will also increase its authorized shares of Common Stock from 7 million to 25 million, $.01 par value per share, will authorize 10 million shares of Preferred Stock, $.01 par value per share and will amend certain other provisions of its Articles of Incorporation. See "Description of Capital Stock."

                                 The Company

General

      AMBAR is principally engaged in the custom blending, distribution and sale of clear brine fluids ("CBFs"), drilling fluids (or "muds") and other chemicals used in the drilling, completion and workover (repair and maintenance) of oil and gas wells. The principal consumers of AMBAR's products are oil and gas operators, particularly those with operations offshore in the United States Gulf of Mexico and onshore along the Gulf Coast. Oil and gas operators use muds during the well drilling stage to control formation pressures, lubricate and cool drill bits, and carry cuttings out of the hole. CBFs, which generally are significantly more expensive than muds, are used primarily in the completion and workover stages, when well operators seek to maintain or restore well productivity.

      To diversify its business and to achieve partial vertical integration of its oilfield business, AMBAR has recently secured access to a brine stream and acquired a plant in Manistee, Michigan (the "Manistee facility") that it is presently retrofitting to produce liquid and dry calcium chloride, important raw materials used in the production of the Company's CBFs and which also have a number of other commercial and industrial applications.

      AMBAR also provides certain environmental products and services relating to oil spill response, control and remediation, environmental contingency planning and the control and treatment of both hazardous and non-hazardous oilfield waste.

Strategy

      Diversify into Non-Oilfield Markets. The Company intends to diversify its business through the sale of the liquid and dry calcium chloride produced at the Manistee facility into several larger non-oilfield markets. The most significant commercial applications of calcium chloride are to de-ice roads, control road dust and stabilize roadbeds. The Company also intends to add a bromine extraction process to the Manistee facility. The primary commercial applications of bromine are in pharmaceuticals, specialty chemicals and fire retardants. Bromine is also a raw material used in certain important components of many of the Company's higher density, higher cost CBFs.

      Increase Revenues and Profitability of Oilfield Fluids Business. AMBAR believes that the product costs relating to its CBFs will be favorably affected through its production of calcium chloride at the Manistee facility. Although the Company believes that it will continue to procure calcium chloride from third parties that are geographically convenient, it also believes that its introduction of a substantial volume of low cost calcium chloride into the market will allow it to moderate its product costs. In addition, once AMBAR adds a bromine extraction process, it expects to realize significant cost savings in the production of its higher margin CBFs. The Company also intends to expand its share of the CBF and drilling mud markets by increasing the sales force dedicated to these product lines.

      Expand and Develop Environmental Products and Services Business. A portion of the net proceeds of the Offering will be used by AMBAR to expand its oil spill response capabilities in the Texas Gulf Coast region and to continue development of new applications for its environmental products. AMBAR is also currently in the process of using and testing AmBaSol, a proprietary chemical designed to rapidly dissolve hazardous oilfield waste (found in barium sulfate scale), in applications such as well stimulation, vessel cleaning and the remediation of hazardous oilfield waste. AMBAR intends to continue development of applications for, and increase its marketing of, this product.

                                 The Offering
Common Stock offered by the Company.........................        3,000,000 shares
Common Stock offered by the Selling Shareholders............          500,000 shares
Common Stock to be outstanding after this Offering<F1>......        6,811,505 shares

Use of Proceeds.............................................    To repay the outstanding balance of the  Company's
                                                                revolving  credit  facility;  to  retire long-term
                                                                indebtedness  and  to fund  the completion  of the
                                                                retrofitting  of the  Manistee  facility;  to fund
                                                                expansion   and   development   of  the  Company's
                                                                Environmental Products and  Services Division; and
                                                                for working capital and general corporate purposes.

                                                                The  Company will not  receive any of the proceeds
                                                                from  the  sale  of Common  Stock  by  the Selling
                                                                Shareholders.  See  "Business,"  "Use of Proceeds"
                                                                and "Principal and Selling Shareholders."

Nasdaq National Market Symbol..............................     AMBR

____________________
[FN]
<F1>  Includes 110,000 shares issuable upon the exercise of warrants held by a
      Selling Shareholder, all of which will be sold in the Offering.

                     Summary Consolidated Financial Data
                   (in thousands, except per share amounts)

                                                                                      Nine Months Ended
                                                 Fiscal Year Ended June 30,                March 31,
                                           -------------------------------------    -----------------------
                                               1993          1994         1995         1995         1996
                                           -----------    ----------   ---------    ---------   -----------
 Statement of Operations Data:
   Revenues:
     Oilfield products
       and services  . . . . . . . . .     $    20,973    $   37,546   $  31,661    $   24,842  $   27,883
     Environmental products
       and services  . . . . . . . . .           3,946         5,762       6,416         4,539       7,725
                                           -----------    ----------   ---------    ----------  ----------
           Total revenues  . . . . . .     $    24,919    $   43,308   $  38,077    $   29,381  $   35,608

   Gross profit  . . . . . . . . . . .           2,323         6,942       4,841         4,311       3,891
   Operating income (loss) . . . . . .          (1,816)        2,375         371         1,009         473
   Net income (loss) . . . . . . . . .     $    (1,200)   $    1,277   $    (236)   $      294  $     (129)
   Net income (loss) per share . . . .     $      (.33)   $      .35   $    (.06)   $      .08  $     (.03)
   Weighted average common
     shares outstanding  . . . . . . .           3,628         3,632       3,667         3,663       3,732
   Cash dividends  . . . . . . . . . .              --            --          --            --          --

                                                                                        At March 31, 1996
                                                                                        -----------------
                                                                                                     As
                                                                                      Actual    Adjusted<F1>
                                                                                    ---------   ------------

 Balance Sheet Data:
   Working capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $   6,167   $    38,901
   Total assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       39,077        62,443
   Long-term liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . .        6,611         3,739
   Stockholders' equity  . . . . . . . . . . . . . . . . . . . . . . . . . . . .       14,865        50,471

____________________
[FN]
<F1>   Adjusted to reflect the sale of 3,000,000 shares of Common Stock by the
       Company, the exercise of warrants to purchase 110,000 shares of Common Stock by a Selling Shareholder and the application of the estimated net proceeds therefrom.

                                 RISK FACTORS


      In analyzing the Company, its business and financial condition, in addition to the other matters disclosed in this Prospectus, investors should carefully consider the factors described below.

Acquisition and Retrofitting of New Facility

      The Company has acquired an evaporation plant in Manistee, Michigan that it is presently retrofitting to produce liquid and dry calcium chloride. The Company, which has no prior experience in plant conversion, has relied on the design and engineering expertise of a number of firms in retrofitting the facility. The retrofitting of the Manistee facility is not complete and is subject to numerous uncertainties. Although the technology underlying the process to be used by the Company to produce calcium chloride is well established, and the retrofitting is nearing completion, there is no assurance that the Company will be able to complete the retrofitting of the facility within budget or within the Company's expected time frame. A material delay or deviation from budget could adversely affect the Company's future results of operations and financial condition.

Addition of Bromine Facility

      The Company currently intends to engage a third-party engineering firm to assist it in the design, engineering and construction of a bromine extraction process at the Manistee facility. Bromine extraction is a more complex chemical process than the production of calcium chloride and therefore will entail higher operating complexity and risk. Bromine production will require the Company to transport and handle chlorine and bromine, both of which are highly corrosive chemicals. Consequently, the addition of a bromine extraction facility may increase the Company's risk under applicable environmental laws and regulations. Furthermore, adding a bromine facility will require the issuance of various permits and other licenses. There can be no assurances that such permits and licenses can be obtained timely, on favorable terms, or at all.

Facility Operations

      The Company has no prior experience in operating a chemical production facility of the Manistee facility's size or complexity, and the facility has not been operational since it was closed by its prior owner in the fall of 1995. The addition of the Manistee facility is expected to significantly expand the size and geographic reach of the Company's operations, and accordingly, the Company may experience transitional inefficiencies and costs as it integrates its Manistee facility operations with its other operations. The Company can not predict the duration of this transition period. Although many of the employees who will work at the Manistee facility were previously employed by the prior owner of the facility and have experience in evaporating sodium chloride brine, they have no prior experience in producing calcium chloride through the evaporation process or in producing bromine.

Feedstock Supply

      The Company will produce liquid and dry calcium chloride through the evaporation of a naturally occurring underground brine stream that will be provided by Martin Marietta Magnesia Specialties, Inc. ("Martin Marietta"), a subsidiary of Martin Marietta Materials, Inc., pursuant to a feedstock agreement. The Company is prohibited under the terms of the feedstock agreement from accepting brine from any other supplier. Based on the historical production of the brine stream, the brine stream volume is expected to exceed the Company's requirements; however, no assurance can be given as to the future feedstock requirements of the Manistee facility.

      Because of the competitive advantage of receiving low cost feedstock, the continuous uninterrupted flow of the brine stream from Martin Marietta is very important. There is no assurance that Martin Marietta will continue operations at its facility for the entire term of the feedstock agreement, although the Company believes that it is unlikely that Martin Marietta would discontinue operations at its facility during the foreseeable future. It is also possible that the brine stream flow may be temporarily reduced or interrupted from time to time for a variety of reasons, such as pipeline repair and maintenance or because of the temporary cessation or reduction of production at the Martin Marietta facility. Although the feedstock agreement contains provisions designed to assure an uninterrupted brine flow and requires Martin Marietta to pay the Company's fixed costs if Martin Marietta ceases operations or is otherwise unable to continue to provide an adequate flow of brine, there can be no assurance that such provisions will be adequate to protect the Company's interests. A prolonged interruption in the brine stream would have a material adverse effect on the Company.

Marketing of Calcium Chloride and Bromine

      Although the Company may use a portion of the calcium chloride that will be (and the bromine that is expected to be) produced at the Manistee facility as raw materials for its CBFs, it expects that most of the facility's production will be marketed to third party commercial and industrial users. The Company has no prior experience in marketing calcium chloride or bromine; however, it has engaged Meridian Technologies, Inc. ("Meridian"), an engineering and marketing consulting firm, the principals of which are experienced in marketing these products, to market the products manufactured at the Manistee facility. These individuals are experienced in marketing liquid and dry calcium chloride to the oil and gas industry and to other commercial and industrial users; however, they are significantly less experienced in marketing bromine. There can be no assurance that Meridian will be able to market successfully the products produced at the Manistee facility to commercial and industrial users. In addition, although there are numerous current and potential commercial and industrial applications of liquid and dry calcium chloride, there are several very large producers of these products, and the ability of the markets to absorb the additional production of the Manistee facility cannot be fully assessed. In addition, calcium chloride and bromine are commodities and are thus sensitive to fluctuations in market conditions. See "-Competition." If AMBAR is unsuccessful in marketing its chemical products, the Company's results of operations will be adversely affected.

      Under the terms of the Martin Marietta agreement, the Company is required to evaporate a minimum quantity of the brine stream each year, regardless of whether there is a market to sell products produced by such evaporation. This contractual requirement could cause the Company to incur the production costs of evaporation with a diminished ability to recapture those costs through sales to commercial and industrial users, which could result in operating losses from the Manistee facility.

Oil and Gas Industry Conditions

      Demand for the Company's oilfield products and services, which accounted for approximately 83% of fiscal 1995 revenues, is materially dependent on the level of oil and gas well drilling, completion and workover activity in the Gulf of Mexico, which in turn is influenced by fluctuations in oil and gas prices. No assurance can be given as to the future levels of oil and gas prices or the level of oil and gas drilling, completion and workover activity, and a material decrease in the level of such activity could adversely affect the Company's business.

Competition

      Oil and gas operators generally consider CBFs and drilling muds to be commodities, making the market for the Company's products highly competitive and price-sensitive. In general, the Company's competitors in the CBF and drilling muds markets are OSCA ("OSCA"), a subsidiary of Great Lakes Chemical Corporation ("Great Lakes"); Baroid Corporation ("Baroid"), a subsidiary of Dresser Industries, Inc.; TETRA Technology, Inc. ("TETRA"); M-I Drilling Fluids Co. ("M-I Drilling"), which is jointly-owned by Smith International and Halliburton Company; and INTEQ ("INTEQ"), a subsidiary of Baker-Hughes, Inc. All of these competitors have substantially greater financial resources than the Company and are therefore better able to price their products aggressively.

      The Company expects that it will face substantial competition in the sale of products produced at its Manistee facility, which products are also commodities that are highly price-sensitive. The major competitors in the calcium chloride market are The Dow Chemical Company ("Dow"); General Chemical Company ("General Chemical"), a Canadian company; TETRA; and OSCA. The major competitors in the bromine market are Great Lakes; Albemarle Corporation ("Albermarle"); the Dead Sea Bromine Group, a subsidiary of Israel Chemicals, Ltd. (the "Dead Sea Bromine Group"); and, to a lesser extent, Dow. All of these competitors have substantially greater resources than the Company, and there can be no assurance that the Company will be able to compete effectively with these competitors.

Seasonality

      The Company's oilfield products business lines are subject to seasonal fluctuation because of the nature of the offshore oil and gas industry in the Gulf of Mexico, which depends in part on weather conditions. Thus, sales of its CBFs and drilling muds are generally stronger in the summer months when weather conditions in the Gulf of Mexico are favorable to oil and gas operations. The Company expects that sales of calcium chloride will also be stronger in the summer months, as customers store such products for the following winter season. The Company's operating results may vary from quarter to quarter, depending upon factors outside of its control.

TETRA Litigation

      In April 1995, TETRA named the Company as a co-defendant in a lawsuit previously filed in a Texas state court against former employees of TETRA seeking unspecified special and general damages, punitive damages of not less than $10 million, professional fees and costs of not less than $250,000 and injunctive relief to prevent the Company or TETRA's former employees, all of whom are principals of Meridian, from using certain allegedly proprietary TETRA information in operating the Manistee facility or marketing the calcium chloride produced by the facility. Although the Company believes that it and the Meridian principals have substantial and meritorious defenses to TETRA's claims, there can be no assurance that the Company will not be temporarily or permanently enjoined from the production and marketing of calcium chloride. There also can be no assurance that the Company will not be subject to significant monetary damages. For information on additional litigation filed against the Company by TETRA, see "Business-Legal Proceedings."

Environmental Proceedings and Matters

      A former subsidiary of the Company, which has been merged into the Company, was named as one of approximately 190 Potentially Responsible Parties ("PRPs") in a federal administrative proceeding under the Comprehensive Environmental Response, Compensation & Liability Act, as amended ("CERCLA"), pertaining to the PAB Oil and Chemicals Superfund site near Abbeville, Louisiana (the "PAB Site"). The EPA has studied the site conditions and has proposed several alternatives to clean up the site ranging in cost from $6 million to $68 million. The cost of the method recommended by the EPA record of decision in September 1993 was estimated at that time to be approximately $13 million. At present, there is no agreement among the PRPs as to a preliminary allocation of clean-up responsibility, and site remediation has not yet commenced. Under CERCLA, PRPs are jointly and severally liable for clean up costs. The Company filed a claim under the insurance policy covering its former subsidiary which claim was denied by the insurance company. Accordingly, the Company is unable to reasonably estimate its liability, if any, for costs imposed with regard to the PAB Site.

      The Company's handling, transportation and disposal of hazardous and non-hazardous oilfield wastes currently exposes, and once AMBAR adds a bromine extraction facility its production of bromine will expose, it to certain risks under applicable environmental laws and regulations. Although the Company believes its operations are conducted in substantial compliance with such laws and regulations, there can be no assurance that liability will not attach in the future due to stricter laws and regulations, stricter enforcement thereof or other currently unforeseen or unknown events. In addition, there can be no assurance that substantial costs of compliance with such laws and regulations will not be incurred in the future. Generally, the Company's general liability insurance does not include coverage for losses or liabilities relating to environmental damage or pollution.

      The demand for some of the products and services provided by the Company's Environmental Products and Services Division has increased due to the promulgation of stricter environmental laws and regulations and stricter enforcement of existing laws and regulations. Decreased regulation and enforcement could adversely affect the demand for the types of products and services offered by the Company and, therefore, adversely affect the Company's business. However, as noted above, increased environmental regulation may also increase the Company's costs of doing business and risk of liability.

Trade Secret Protection

      The Company possesses numerous unpatented trade secrets and proprietary technologies. Although the Company requires each of its employees to sign a confidentiality agreement, there can be no assurance that this and other protective measures taken by the Company will be adequate to deter misappropriation of its proprietary rights. In addition, independent third parties may develop competitive technology. While some of the Company's trade secrets and proprietary technologies may be deemed materially important to the Company's operations, no one trade secret is considered essential to the success of the Company.

History of Losses

      The Company has incurred losses in two of its last three fiscal years and for the nine-month period ended March 31, 1996. Although the losses for the nine-month period reflect significant losses incurred in the start-up of the Company's remediation and marine businesses and are not the result of the Company's other businesses, the losses for the fiscal year periods did relate to such other businesses. There can be no assurance with respect to the Company's future profitability. Future profitability may largely depend on the successful retrofitting and profitable operation of the Manistee facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Anti-Takeover Matters

      The Company's charter documents contain provisions that may have the effect of discouraging a proposal for a takeover of the Company in which the Company's shareholders could receive a substantial premium for some or all of their shares. The provisions, among other things, authorize the issuance of "blank check" preferred stock and divide the Board of Directors into three classes. The Company has also adopted a Shareholder Protection Rights Agreement (the "Rights Agreement"). In addition, the Company is subject to certain provisions of Louisiana law that limit, in some cases, the ability of the Company to engage in certain business combinations with significant stockholders. Such provisions, either alone, or in combination with each other and the Company's Rights Agreement, may give the Company's current directors and executive officers, who will beneficially own approximately 27.3% of the Company's outstanding shares of Common Stock following the Offering, a substantial ability to influence the outcome of a proposed takeover. See "Description of Capital Stock-Certain Provisions of the Articles of Incorporation and By-laws."

                               USE OF PROCEEDS

      The net proceeds to the Company from the sale of the 3,000,000 shares of Common Stock offered by the Company and the exercise of warrants to purchase 110,000 shares of Common Stock by a Selling Shareholder (assuming an offering price of $12.50 per share and after deducting estimated underwriting discounts and commissions and estimated expenses of the Offering) are estimated to be approximately $35.6 million ($41.9 million if the Underwriters' over-allotment option is exercised in full). The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Shareholders.

      The Company intends to use approximately $9 million of the net proceeds to repay the outstanding balance of its $10 million revolving credit facility, which indebtedness was previously incurred to fund the Company's working capital and to liquidate balances under previously existing credit facilities. The Company intends to use approximately $7 million of the net proceeds (i) to repay approximately $4 million which has been borrowed under a term loan that was established to fund the purchase and retrofitting of the Manistee facility and (ii) to fund the completion of the retrofitting. Both the revolving credit facility and the term loan bear interest at the bank's base rate (8.75% at March 31, 1996) or at the 30-day, 60-day or 90-day LIBOR rate plus 2.5%. The revolving credit facility expires on October 31, 1996, and the term loan matures on June 20, 2000. Following the Offering, the Company intends to use bank borrowings to finance the estimated $7 million expenditure necessary to construct a bromine extraction facility at its Manistee facility. See "Business - The Chemical Division."

      The Company also intends to use approximately $4 million of the net proceeds of the Offering for the expansion and development of the Company's Environmental Products and Services Division. See "Business - Environmental Products and Services Division."

      The balance of the net proceeds will be used by the Company for working capital, of which approximately $6 million is expected to support the working capital requirements of operating the Manistee facility, and general corporate purposes, including possible purchases of capital equipment to facilitate further growth in the Company's operations and other capital expenditures. Pending application of the net proceeds, the Company intends to invest such proceeds in short-term, investment grade, interest-bearing investments.


                  MARKET PRICE OF COMMON STOCK AND DIVIDENDS

      The Common Stock is traded on the Nasdaq National Market under the symbol "AMBR." The following table sets forth, for the periods indicated, the high and low sales prices per share of the Common Stock as reported by the Nasdaq National Market.

                          Fiscal Year Ended June 30,

               1994                         High         Low
               ----                         ----         ----
               September 30, 1993          $4-3/4       $3-1/4
               December 31, 1993            6-1/4        3-1/2
               March 31, 1994               6            3-3/4
               June 30, 1994                5-1/4        4-1/8

               1995
               ----
               September 30, 1994           4-3/4         4
               December 31, 1994            6-3/4         3-7/8
               March 31, 1995               5-1/2         4-1/2
               June 30, 1995                5-1/4         4-1/4

               1996
               ----
               September 30, 1995           5-3/4         4-1/4
               December 31, 1995            8-5/8         5-1/4
               March 31, 1996              11-3/4         7-7/8
               June 30, 1996 (through
                 June 13, 1996)            12-1/2         9-3/4


      On June 13, 1996, the closing sale price for the Common Stock was $12.50. As of June 13, 1996, there were approximately 50 holders of record of the Common Stock.

      AMBAR has never paid cash dividends on its Common Stock and its credit facility prohibits the payment of dividends. The Company currently intends to retain earnings to finance the growth and development of its business and does not anticipate paying cash dividends in the foreseeable future. Any payment of cash dividends in the future will depend upon the financial condition, capital requirements, credit arrangements and earnings of the Company as well as other factors the Board of Directors may deem relevant.



                                CAPITALIZATION

      The following table sets forth the capitalization of the Company at May 31, 1996, and as adjusted to give effect to the sale of the 3,000,000 shares of Common Stock offered by the Company hereby (at an assumed offering price of $12.50), the exercise of warrants to purchase 110,000 shares of Common Stock by a Selling Shareholder and the application of the estimated net proceeds therefrom. This table should be read in conjunction with the Company's consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus.

                                                           May 31, 1996
                                                      ----------------------
                                                      Actual     As Adjusted
                                                      ------     -----------
                                                          (In thousands)

 Revolving line of credit . . . . . . . . . . . .     $  8,526   $       --
                                                      ========   ==========
 Long-term debt, including current portion. . . .     $  6,122   $    2,730

 Capital lease obligations. . . . . . . . . . . .          234          234

 Stockholders' equity:

   Preferred Stock, $.01 par value; 10 million
     shares authorized, no shares outstanding . .           --           --

   Common Stock, $.01 par value; 25 million
     shares authorized, 3,701,505 shares
     outstanding; 6,811,505 shares as
     adjusted  . . . . . . . . . . . . . . . . .            37           68

   Paid-in capital . . . . . . . . . . . . . . .        12,526       48,101

   Retained earnings . . . . . . . . . . . . . .         2,415        2,415
                                                      --------   ----------
      Total stockholders' equity . . . . . . . .        14,978       50,584

   Total capitalization  . . . . . . . . . . . .      $ 21,334   $   53,548
                                                      ========   ==========


                     SELECTED CONSOLIDATED FINANCIAL DATA

      The following table contains selected consolidated financial data for the Company for each of the years in the five-year period ended June 30, 1995 and as of and for the nine months ended March 31, 1995 and 1996. The financial information as of and for each of the years in the five-year period ended June 30, 1995 is derived from the Company's audited consolidated financial statements and notes thereto. The financial information as of and for the nine months ended March 31, 1995 and 1996 is unaudited but, in the opinion of the Company's management, includes all adjustments, which include only normal recurring adjustments, necessary for a fair presentation of the results of operations and financial position for these periods. Operating results for the nine months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the entire fiscal year. This information should be read in conjunction with the consolidated financial statements and notes thereto and "Management's Discusson and Analysis of Financial Condition and Results of Operations" appearing elsewhere herein.

                                                                                                            Nine Months Ended
                                                                  Years Ended June 30,                          March 31,
                                                 -----------------------------------------------------    ---------------------
                                                   1991       1992       1993        1994       1995        1995        1996
                                                 --------   --------   --------    --------   --------    --------    --------
                                                              (in thousands, except per share amounts)
 Statement of Operations Data:
   Revenues:
     Oilfield products and services  . . . .     $ 21,425   $ 17,340   $ 20,973    $ 37,546   $ 31,661    $ 24,842    $ 27,883
     Environmental products and
       services<F1>. . . . . . . . . . . . .           --      1,677      3,946       5,762      6,416       4,539       7,725
                                                 --------   --------   --------    --------   --------    --------    --------
         Total revenues. . . . . . . . . . .       21,425     19,017     24,919      43,308     38,077      29,381      35,608
                                                 --------   --------   --------    --------   --------    --------    --------
   Cost of revenues:
   Oilfield products and services  . . . . .       16,717     13,598     18,400      31,146     28,197      21,652      24,630
     Environmental products and
       services<F1>. . . . . . . . . . . . .           --      1,296      4,196       5,220      5,039       3,418       7,087
                                                 --------   --------   --------    --------   --------    --------    --------
         Total cost of revenues. . . . . . .       16,717     14,894     22,596      36,366     33,236      25,070      31,717
                                                 --------   --------   --------    --------   --------    --------    --------
   Gross profit  . . . . . . . . . . . . . .        4,708      4,123      2,323       6,942      4,841       4,311       3,891
   Selling, general and administrative . . .        2,216      3,063      4,139       4,567      4,470       3,302       3,418
                                                 --------   --------   --------    --------   --------    --------    --------
   Operating income (loss) . . . . . . . . .        2,492      1,060     (1,816)      2,375        371       1,009         473
   Interest expense  . . . . . . . . . . . .         (351)      (170)      (133)       (390)      (748)       (556)       (704)
   Interest income . . . . . . . . . . . . .            4         75         56          34         51          13          29
                                                 --------   --------   --------    --------   --------    --------    --------
   Income (loss) before income taxes . . . .        2,145        965     (1,893)      2,019       (326)        466        (202)
   Income tax provision (benefit). . . . . .          814        353       (693)        742        (90)        172         (73)
                                                 --------   --------   --------    --------   --------    --------    --------
   Net income (loss) . . . . . . . . . . . .     $  1,331   $    612   $ (1,200)   $  1,277   $   (236)   $    294    $   (129)
                                                 ========   ========   ========    ========   ========    ========    ========
   Net income (loss) per common share  . . .     $    .72   $    .22   $   (.33)   $    .35   $   (.06)   $    .08    $   (.03)
   Weighted average common shares
     outstanding . . . . . . . . . . . . . .        1,855      2,817      3,628       3,632      3,667       3,663       3,732
   Cash dividends per common share . . . . .           --         --         --          --         --          --          --
 Balance Sheet Data:
   Working capital . . . . . . . . . . . . .     $    688   $  7,156   $  6,660    $  7,428   $  7,573    $  8,541   $   6,167
   Total assets  . . . . . . . . . . . . . .        9,153     18,429     21,791      32,572     27,746      27,938      39,077
   Long-term liabilities . . . . . . . . . .        1,579      1,244      2,337       2,440      3,947       3,764       6,611
   Stockholders' equity  . . . . . . . . . .        2,047     14,778     13,586      14,948     14,874      15,938      14,865

____________________
[FN]
<F1>    The Company  acquired  its  environmental operations in December 1991.
        The Company expanded its environmental operations in July 1992 with the purchase of the Oil Mop assets (see Note 2 of Notes to Consolidated Financial Statements).


                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following should be read in conjunction with the "Selected Consolidated Financial Data" and the notes thereto and the consolidated financial statements and the notes thereto of the Company appearing elsewhere herein.

Overview

      Historically, the Company's revenues and operating income have been principally derived from the sale of CBFs and drilling muds to oil and gas operators primarily in the Gulf of Mexico and onshore along the Gulf Coast. Therefore, the levels of the Company's revenues and operating income have been subject to the financial and operating factors associated with the energy business. The Company's principal competitors in its oilfield fluids business are believed to have certain cost advantages due to their partial vertical integration. Importantly, the Company has historically depended on certain of its competitors for a substantial volume of the raw materials used in the Company's CBF product line which management believes has significantly impacted the Company's profitability.

      AMBAR recently acquired access to a brine stream, and in February 1996 purchased a chemical production facility in Manistee, Michigan which is currently being retrofitted to produce liquid and dry calcium chloride, important raw materials in the production of CBFs that also have a number of other commercial and industrial applications. The Company believes that its production of low cost calcium chloride at the facility will enable it to diversify its business through the sale of these products to non-oilfield customers. The Company also believes that the product costs related to its CBFs will be favorably affected through its production of calcium chloride at the Manistee facility. The addition of a bromine extraction process at the Manistee facility is expected to generate significant cost savings in the production of the Company's higher margin CBFs.

      A portion of the Company's revenues is derived from its Environmental Products and Services Division. The activity in the environmental services market is highly dependent upon compliance and enforcement of existing regulations. The Company's operating results from its oil spill response business varies greatly from period to period depending on the timing and occurrence of major oil spills; however, the Company believes that there is increasing demand for its environmental services and the Company intends to use a portion of the proceeds of the Offering to expand its oil spill response capabilities in the Texas Gulf Coast region. The Company has also incurred significant expenses in the start-up of its remediation and marine operations that have exceeded the revenues generated thus far by such businesses. There can be no assurance as to the future profitability of such businesses.

Results of Operations

      General.

      The following table sets forth, for the periods indicated, the relative percentages that certain income and expense items bear to revenues:

                                                                                     Nine Months Ended
                                                  Years Ended June 30,                   March 31,
                                            -------------------------------      -----------------------
                                               1993        1994      1995           1995          1996
                                               ----        ----      ----           ----          ----
REVENUES:
  Oilfield products and services  . . . .      84.2%       86.7%     83.2%          84.6%         78.3%
  Environmental products and services . .      15.8        13.3      16.8           15.4          21.7
                                               ----        ----      ----           ----          ----
       Total revenues . . . . . . . . . .     100.0       100.0     100.0          100.0         100.0
COST OF REVENUES:                             -----       -----     -----          -----         -----
  Oilfield products and services  . . . .      73.9        71.9      74.1           73.7          69.2
  Environmental products and services . .      16.8        12.1      13.2           11.6          19.9
                                               ----        ----      ----           ----          ----
       Total cost of revenues . . . . . .      90.6        84.0      87.3           85.3          89.1
GROSS PROFIT  . . . . . . . . . . . . . .       9.4        16.0      12.7           14.7          10.9
SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSES . . . . . . . .      16.6        10.5      11.7           11.2           9.6
                                               ----        ----      ----           ----           ---
OPERATING INCOME (LOSS) . . . . . . . . .      (7.2)        5.5       1.0            3.5           1.3
OTHER INCOME (EXPENSE):
       Interest expense . . . . . . . . .      (0.5)       (0.9)     (2.0)          (1.9)         (2.0)
       Interest income  . . . . . . . . .       0.2         0.1       0.1            0.0           0.1
                                                ---         ---       ---            ---           ---
INCOME (LOSS) BEFORE TAXES  . . . . . . .      (7.5)        4.7      (0.9)           1.6          (0.6)
INCOME TAX PROVISION (BENEFIT)  . . . . .      (2.8)        1.7      (0.2)           0.6          (0.2)
                                               -----        ---      -----           ---          -----
NET INCOME (LOSS) . . . . . . . . . . . .      (4.7)        3.0      (0.7)           1.0          (0.4)
                                               =====        ===      =====           ===          =====


      Nine Months Ended March 31, 1996 Compared to Nine Months Ended March 31, 1995. Revenues from oilfield products and services increased 12.2% from approximately $24.8 million in the 1995 period to $27.9 million in the 1996 period. Sales volumes of CBFs and drilling muds have increased, partially reflecting higher activity levels in the Gulf of Mexico and the Company's addition of sales staff to market these products.

      Revenues from environmental products and services increased 70.2% from $4.5 million in the 1995 period to $7.7 million in the 1996 period. Sales of Oil Mop equipment more than doubled from approximately $916,000 in the 1995 period to approximately $2.0 million in the 1996 period due to increased sales efforts related to these products. Revenues from Oil Mop's spill response operations increased from $2.2 million to $3.3 million largely due to response efforts related to a major oil spill near Galveston, Texas. In the 1996 period, sales of rigid hull inflatable boats by AMBAR's marine operations generated revenues of approximately $204,000, and revenues from the remediation operations were approximately $375,000. As the marine and remediation operations were new operations for the Company in 1996, they did not generate revenues in the 1995 period.

      Cost of revenues from oilfield products and services increased 13.8% from $21.7 million in the 1995 period to $24.6 million in the 1996 period. This increase is primarily due to increased product costs reflecting the increased sales volumes during the same period. Average margins on oilfield products sales were approximately 40.0% in the 1995 period compared to approximately 37.2% in the 1996 period.

      Cost of revenues for environmental products and services increased 107.3% from $3.4 million in the 1995 period to $7.1 million in the 1996 period. Costs related to Oil Mop equipment and Oil Mop response activities increased by approximately $885,000 and $940,000, respectively, in line with the revenue increases discussed above. In the 1996 period, costs related to AMBAR's marine operations were approximately $296,000 and cost of revenues for the remediation operations were approximately $1.3 million. As the marine and remediation operations were new operations for the Company in 1996, there were no related costs in the 1995 period.

      Selling, general and administrative expenses increased 3.5% from approximately $3.3 million in the 1995 period to approximately $3.4 million in the 1996 period, with such expenses consisting principally of salaries and other compensation expense. The increase relates primarily to additional personnel costs reflecting the increase in the Company's sales force for the Company's CBFs, drilling mud and Oil Mop product lines.

      Interest expense increased from approximately $556,000 in the 1995 period to $704,000 in the 1996 period. This increase relates primarily to additional amounts outstanding under the revolving line of credit.

      The income tax provision for the 1996 period is based on the expected annual rate for the fiscal year ending June 30, 1996.

      Fiscal 1995 Compared to Fiscal 1994. Revenues from oilfield products and services decreased 15.7% from approximately $37.5 million in fiscal 1994 to $31.7 million in fiscal 1995. Sales volumes and revenues were adversely affected by reduced activity levels in the Gulf of Mexico. As a result, pricing in the market was very competitive, and the Company was not willing to reduce prices to maintain sales revenues.

      Revenues from environmental products and services increased 11.3% from $5.8 million in fiscal 1994 to $6.4 million in fiscal 1995. Revenues from Oil Mop's spill response operations increased from $2.1 million in fiscal 1994 to $3.0 million in fiscal 1995, offsetting a slight decline in revenues from the Company's other environmental operations.

      Cost of revenues from oilfield products and services decreased 9.5% from $31.1 million in fiscal 1994 to $28.2 million in fiscal 1995. Gross profit from oilfield products and services decreased from approximately 17% of revenues in fiscal 1994 to approximately 11% of revenues in fiscal 1995. Product costs decreased with lower sales volumes; however, other costs were more fixed in nature and did not decrease in direct proportion to revenues.

      Cost of revenues for environmental products and services decreased 3.5% from $5.2 million in fiscal 1994 to $5.0 million in fiscal 1995. Costs related to the Oil Mop operations increased due to the revenue increases during the same period. This was offset by cost reductions in other areas.

      Selling, general and administrative expenses for fiscal 1995 were $4.5 million compared to $4.6 million in fiscal 1994 and increased to 11.7% of revenues in fiscal 1995 from 10.5% of revenues in fiscal 1994.

      Interest expense increased from approximately $390,000 in fiscal 1994 to $748,000 in fiscal 1995. The increase was primarily due to higher average borrowings under the revolving line of credit at higher interest rates. During fiscal 1994, revolving debt averaged $2.9 million at an average interest rate of 7.9%. During fiscal 1995, revolving debt averaged $5.0 million at an average interest rate of 9.6%. The increased debt levels under the revolving line of credit reflected the higher use of such borrowing to fund working capital. The amount of term debt outstanding was also higher during fiscal 1995, and because the term debt bore interest at a floating rate based on prime, the interest rate was also higher.

      The Company's effective income tax rate was 28% in fiscal 1995 compared to 37% in fiscal 1994. This change was due to expenses which are not deductible for income tax purposes and, accordingly, generate no tax benefit. In fiscal 1994, these expenses were not as significant in relation to income before taxes of $2.0 million and, accordingly, did not significantly affect the tax rate.

      Fiscal 1994 Compared to Fiscal 1993. Revenues from oilfield products and services increased 79.0% from $21.0 million in fiscal 1993 to $37.5 million in fiscal 1994. Sales volumes of CBFs and drilling mud increased due to improved activity levels in the Gulf of Mexico. Approximately $3.2 million of the increase resulted from the entry by the Company into the wholesale drilling mud business (with the Company selling certain of its drilling mud products on a wholesale basis to other distributors).

      Revenues from environmental products and services increased 46.0% from $3.9 million in fiscal 1993 to $5.8 million in fiscal 1994. Sales of Oil Mop equipment in fiscal 1994 of $1.9 million represented a 59% increase from the prior year. The Oil Mop assets were acquired in July 1992, and that operation was in a start-up phase for a portion of fiscal 1993. Oil Mop's spill response operations, which commenced during fiscal 1994, generated revenues of approximately $2.1 million. The majority of these revenues were from response efforts related to two major oil spills, one in Tampa, Florida and one in Puerto Rico. Fiscal 1993 included revenues of approximately $1.5 million from the construction and export of a closed-loop mud system to a customer in Western Siberia; there were no similar revenues in fiscal 1994.

      Cost of revenues from oilfield products and services increased 69.3% from $18.4 million in fiscal 1993 to $31.1 million in fiscal 1994. The increase is primarily due to increased product costs related to the increased sales volumes during the same period. Average margins on products sales decreased by approximately 2.7% in fiscal 1994 from fiscal 1993.

      Cost of revenues for environmental products and services increased 24.4% from $4.2 million in fiscal 1993 to $5.2 million in fiscal 1994. This increase is primarily due to costs related to the Oil Mop equipment sales and Oil Mop response activities noted above. Fiscal 1993 included costs of approximately $1.2 million related to the construction and export of a closed-loop mud system to a customer in Western Siberia.

      Selling, general and administrative expenses for fiscal 1994 were $4.6 million compared to $4.1 million in fiscal 1993, but declined to 10.5% of revenues in fiscal 1994 from 16.6% of revenues in fiscal 1993.

      Interest expense increased from approximately $133,000 in fiscal 1993 to $390,000 in fiscal 1994. The increase was primarily due to borrowings under the line of credit. In fiscal 1993, there were no borrowings under the line of credit until the third quarter. In fiscal 1994, there were amounts outstanding under the line of credit throughout the year.

      The Company's effective income tax rate for fiscal 1994 of 37% was the same as the effective rate for fiscal 1993.

Liquidity and Capital Resources

      Funding for the Company's activities has historically been provided by operating cash flows and bank financing. There have been no funds raised through equity issuances since the Company's initial public offering in 1991. The Company's current primary cash needs include (i) the retirement of approximately $13 million in borrowings used to date for working capital purposes and to acquire and retrofit the Manistee facility for production of calcium chloride as well as approximately $3 million in cash necessary to complete the retrofitting, (ii) the expansion and development of the Company's Environmental Products and Services Division, including funding for its Oil Mop, remediation and AMBAR Marine businesses, and (iii) funding for working capital requirements expected to result from the expansion of AMBAR's business in fiscal 1997 and fiscal 1998. The Company expects to repay bank indebtedness with the proceeds of the Offering and subsequently to utilize approximately $7 million of bank borrowings to finance the addition of a bromine extraction process at the Manistee facility. The Company believes that the net proceeds of this Offering together with internally generated funds and amounts available under its line of credit and term loans will be sufficient to meet the Company's liquidity and capital needs for the foreseeable future.

      In June 1995, the Company entered into a $20.0 million bank credit facility consisting of a $10.0 million revolving line of credit, a $3.0 million term loan and a $7.0 million construction/term loan. The three loans bear interest at the bank's base rate (8.25% at March 31, 1996) or at the 30-day, 60-day or 90-day LIBOR rate plus 2.5%. The $10.0 million revolving line of credit expires on October 31, 1996. The $3.0 million term loan will be amortized in monthly installments with a balloon payment due on April 30, 2000. Through June 30, 1996, monthly interest payments only have been made on the amount outstanding under the $7.0 million construction/term loan. Monthly principal payments will commence on July 20, 1996, with a balloon payment due on June 20, 2000. At March 31, 1996 approximately $9.1 million was outstanding under the line of credit, $2.8 million was outstanding under the term loan, and $3.1 million was outstanding under the construction/term loan. As of March 31, 1996, the Company was not in compliance with certain provisions of the loan agreements. The bank has agreed to waive compliance with these provisions.

      Operating Activities. In the nine months ended March 31, 1996, net cash used by operating activities was $2.5 million compared to net cash provided by operating activities of $1.6 million in the nine months ended March 31, 1995. The cash used in the 1996 period was primarily due to an increase in accounts receivable and a reduction in net income. In fiscal 1995, net cash provided by operating activities was $2.0 million compared to net cash used in operating activities of $3.4 million in fiscal 1994 and $1.6 million in fiscal 1993. In fiscal 1995, accounts receivable, inventory, accounts payable and accrued liabilities all decreased primarily due to lower revenues, and correspondingly, the larger working capital needs in fiscal 1994 were the result of the relatively sizeable increase in revenues that year.

      Investing Activities. Net cash used in investing activities was $5.1 million in the nine months ended March 31, 1996. Net cash used in investing activities was $1.5 million in fiscal 1995, $1.6 million in fiscal 1994 and $1.5 million in fiscal 1993. For all periods the principal use of cash was for capital expenditures in the Company's oilfield and environmental businesses.

      Capital expenditures in fiscal 1995 of $1.6 million included amounts for the replacement of equipment and improvements to the Company's oilfield fluids business, for equipment to expand the Company's oil and hazardous materials spill response capabilities, and for the equipment necessary for the start-up of the remediation operations. In July 1992, the Company purchased substantially all the operating assets of Oil Mop, Inc. The assets were purchased for approximately $1.0 million in cash.

      Financing Activities. Net cash provided by financing activities was $8.0 million for the nine-month period ending March 31, 1996. Net cash used in financing activities was $715,000 in fiscal 1995 compared to net cash provided by financing activities of $5.1 million in fiscal 1994 and $2.2 million in fiscal 1993. The increase in cash provided for the nine-month period ended March 31, 1996 reflects additional borrowing under the Company's term loan and revolving line of credit, principally to finance the purchase and retrofitting of the Manistee facility.

Impact of Accounting Standards

      In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("SFAS 121") which is required to be adopted by the Company no later than the fiscal year ended June 30, 1997. The Company has not determined what effect, if any, adoption of SFAS 121 will have on the Company's financial position or results of operations.


                                   BUSINESS

General

      AMBAR is principally engaged in the custom blending, distribution and sale of CBFs, drilling muds and other chemicals used in the drilling, completion and workover of oil and gas wells. The principal consumers of AMBAR's products are oil and gas operators, particularly those with operations offshore in the Gulf of Mexico and onshore along the Gulf Coast. Oil and gas operators use muds during the well drilling stage to control formation pressures, lubricate and cool drill bits, and carry cuttings out of the hole. CBFs, which generally are significantly more expensive than muds, are used primarily in the completion and workover stages, when well operators seek to maintain or restore well productivity.

      To diversify its business and to achieve partial vertical integration of its oilfield business, AMBAR has recently secured access to a brine stream and acquired the Manistee facility that it is presently retrofitting to produce liquid and dry calcium chloride, important raw materials used in the production of the Company's CBFs and which also have a number of other commercial and industrial applications.

      AMBAR also provides certain environmental products and services relating to oil spill response, control and remediation, environmental contingency planning and the control and treatment of both hazardous and non-hazardous oilfield waste.

      The Company was incorporated in Delaware in 1980 and will be reincorporated in Louisiana prior to consummation of the Offering. The principal executive offices of AMBAR are located at The AMBAR Building, 221 Rue de Jean, Lafayette, Louisiana 70508 (telephone no. (318) 237-5300).

Strategy

      In order to reduce its exposure to fluctations in the level of drilling and exploration activities in the oil and gas industry and to reduce its dependence on its competitors for certain raw materials, AMBAR recently secured access to a brine stream through a feedstock agreement with Martin Marietta and purchased an evaporation facility in Manistee, Michigan. The Company believes that the Manistee facility will allow AMBAR to diversify its business by enabling it to penetrate new non-oilfield commercial and industrial markets and to moderate the product costs for its CBFs.

      Diversify into Non-Oilfield Markets. The Company intends to capitalize on its ability to produce significant volumes of calcium chloride, and eventually bromine, at a low cost by actively marketing such products for non-oilfield commercial and industrial uses.

            Calcium Chloride. The Company intends to diversify its business through the sale of the liquid and dry calcium chloride produced at the Manistee facility into several larger non-oilfield markets. The most significant commercial applications of calcium chloride are to de-ice roads, control road dust and stabilize roadbeds.

            Bromine. The Company also intends to add a bromine extraction process to the Manistee facility. The primary commercial applications of bromine are in pharmaceuticals, specialty chemicals and fire retardants. Bromine is also a raw material used in certain important components of many of the Company's higher density, higher cost CBFs.

      Increase Revenues and Profitability of Oilfield Fluids Business. AMBAR believes that the product costs relating to its CBFs will be favorably affected through its production of calcium chloride at the Manistee facility. Although the Company believes that it will continue to procure calcium chloride from third parties that are geographically convenient, it also believes that its introduction of a substantial volume of low cost calcium chloride into the market will allow it to moderate its product costs. In addition, once AMBAR adds a bromine extraction process, it expects to realize significant cost savings in the production of its higher margin CBFs. The Company also intends to expand its share of the CBF and drilling mud markets by increasing the sales force dedicated to these product lines.

      Expand and Develop Environmental Products and Services Business. A portion of the net proceeds of the Offering will be used by AMBAR to expand its oil spill response capabilities in the Texas Gulf Coast region and to continue development of new applications for its environmental products. The Company is also currently using and testing AmBaSol, a proprietary chemical designed to rapidly dissolve hazardous oilfield waste (found in barium sulfate scale), in applications such as well stimulation, vessel cleaning onshore and offshore and the remediation of hazardous oilfield waste. AMBAR intends to continue development of applications for, and increase its marketing of, this product.

The Chemical Division

      Facility Acquisition. In February 1996, the Company purchased an evaporation facility in Manistee, Michigan, and is currently in the process of retrofitting the facility, which was previously used to produce dry technical- , industrial- and food-grade sodium chloride, to produce liquid and dry calcium chloride. The Company expects the facility to begin producing liquid calcium chloride by July 1, 1996 and to begin producing dry calcium chloride by the end of September 1996. The Company also currently intends to add a bromine extraction process to the facility. The facility will obtain all of its raw material feedstock via pipeline from a nearby chemical manufacturing facility owned and operated by Martin Marietta pursuant to a feedstock supply agreement entered into between the Company and Martin Marietta in May 1995.

      Management believes that its cost of producing and marketing calcium chloride and bromine at its Manistee facility could be significantly below that of other producers because, as discussed below, (i) AMBAR will extract such raw materials from the brine stream supplied by Martin Marietta and thus will not incur the costs of exploiting, managing and maintaining brine wells,
(ii) the facility will produce liquid and dry calcium chloride by using efficient, relatively inexpensive evaporation processes to concentrate calcium chloride in the brine stream and (iii) the facility is strategically located in close proximity to the larger markets for these products.

      The Company believes that its production of low cost liquid and dry calcium chloride at the facility will enable it to diversify its business through the sale of these products to non-oilfield customers. AMBAR also believes that the product costs related to its CBFs will be favorably affected through its production of calcium chloride at the Manistee facility. Although the Company believes that it will continue to procure calcium chloride from third parties that are geographically convenient, it also believes that its introduction of a substantial volume of low cost calcium chloride into the market will allow it to moderate its product costs.

      In addition, once AMBAR adds a bromine extraction process to the Manistee facility, it expects to realize significant cost savings in the production of its higher margin CBFs because bromine is a raw material used in certain important components of many of the Company's higher density, higher cost CBFs. There are few suppliers of bromine, and the Company believes there is a high demand for this product in a number of non-oilfield markets.

      Marketing. Management believes that the brine stream volume to be provided by Martin Marietta and the production capacity of the Manistee facility will enable the Company to become one of the largest producers of calcium chloride in North America. Substantially all of the facility's production of liquid and dry calcium chloride will be marketed to third parties. Currently, the most significant commercial applications of calcium chloride outside of the oil and gas industry are to de-ice roads, control road dust and stabilize roadbeds. Other applications include concrete additives, tire ballasting, brine refrigeration, food processing, livestock feed additives and micronutrient fertilizers. The Company believes that its ability to produce high volumes of low cost calcium chloride will enable it to successfully enter and compete effectively in the markets for these products, particularly against those producers located outside the United States and others with higher production and transportation costs.

      In addition, once the Company adds a bromine extraction process to the Manistee facility, management believes it will be one of only three major producers of elemental bromine in North America, although the two largest suppliers are significantly larger than the Company. The primary commercial applications of bromine are in pharmaceuticals, specialty chemicals and fire retardants. Arkansas and Michigan are the only states in North America where elemental bromine is found, and the primary barrier to new entrants to the market is the high cost of drilling the necessary extraction wells. The Company believes that its access to the low cost feedstock provided by Martin Marietta will enable the Company to compete effectively against much larger suppliers of bromine who must bear the cost of exploiting, managing and maintaining their own brine wells.

      Although the Company has no prior experience in marketing calcium chloride or bromine to third parties, in order to market the products produced by its facility, the Company has engaged Meridian, the principals of which the Company believes possess the technical and marketing capabilities required to market and sell such products effectively. Meridian's principals also have extensive experience in locating sources of, and acting as distributors for, these products, for both oil and gas and commercial and industrial applications. The Company believes that this experience will benefit the Company in its sale of products produced by its facility.

      Distribution. The Company will transport liquid calcium chloride by rail, truck and barge. Because of its greater volume and weight, and thus higher transportation costs, the Company anticipates that most of the liquid calcium chloride will be transported to Midwest destinations. The Company will also lease storage tanks for liquid calcium chloride at strategic locations, such as Chicago, and will be able to use its own storage facilities at its stockpoints for its storage needs along the Gulf Coast. The Company's principal customers for liquid calcium chloride will be distributors who will re-sell the product to end-users such as state and local municipalities, primarily for use in dust control, road stabilization and de-icing.

      Dry calcium chloride will be shipped by the Company in sacks or in bulk, by truck or rail, primarily to customers in the Midwest, the East Coast and Canada. The Company anticipates that approximately 80-90% of its dry calcium chloride production will be sold to distributors who will re-sell the product to municipalities and other end-users, to be used primarily for snow and ice melt applications. The Company expects that 10-20% of its production will be sold directly to end-users such as oil refineries and users in the food and canning industries.

      Once the facility is equipped to produce bromine, bromine liquid will be shipped by special trucks and rail and sold directly to end-users throughout the United States for use in pharmaceuticals, lubricants, fire retardants and other similar industrial applications.

      The Feedstock Agreement. The Martin Marietta facility exploits naturally occurring, underground brine streams at or near its facility site to extract magnesium that it uses to produce magnesium oxide and magnesia-based products. Historically, Martin Marietta has injected the unused remainder of the liquid brine stream into underground wells that it maintains at its facility site. Under the feedstock agreement, which has an initial term due to expire December 31, 2003, Martin Marietta will feed the brine stream by pipeline to the Company's facility. The brine stream contains, along with other salts, significant concentrations of calcium chloride, which the Company will concentrate through the evaporation process described below, and sodium bromide, from which bromine will be extracted once the Company adds the bromine extraction process. Management believes that it has secured a long-term, reliable, low cost source of brine for the extraction of calcium chloride and bromine.

      Although AMBAR will return a substantial portion of the brine stream to Martin Marietta, the volume remaining for disposal by Martin Marietta will be measurably reduced through the evaporation process employed at AMBAR's facility. The Company believes that because Martin Marietta will obtain significant benefits through the Company's evaporation of the brine stream, it is unlikely that Martin Marietta would voluntarily interrupt the feedstock supply. Martin Marietta will provide the brine stream to the Company without charge until January 1, 1998, and thereafter will charge the Company a formula price based on the quantity of each product sold by the Company. After January 1, 2000, Martin Marietta will also charge a fixed base price in addition to the formula price. Although the feedstock agreement contains provisions designed to ensure an uninterrupted brine flow and to pay the Company's fixed costs if Martin Marietta ceases operations or is otherwise unable to continue to provide an adequate flow of brine, there can be no assurance that such provisions will be adequate to protect the Company's interests or that the Company will achieve its expected revenues from the Manistee facility if the brine stream is interrupted.

      Production Process. When the brine stream initially enters the facility, it will be partially evaporated in an evaporator with the result that the calcium chloride concentration in the remaining brine solution will be increased to between 42% and 47%. A portion of the brine solution will then be sold by the Company as liquid calcium chloride. The remainder of the brine stream will be further evaporated by flowing over a fluidized heated bed, resulting in dry calcium chloride with a concentration in excess of 95%. Once the bromine extraction process is added, the bromine will be extracted prior to the brine stream entering the evaporator by mixing chlorine with the brine stream in a process similar to that currently used by certain of the Company's competitors.

      The Company believes that its evaporation processes will be superior to and more cost-effective than the manufacturing processes used by certain of its competitors to produce liquid calcium chloride. These competitors produce liquid calcium chloride by neutralizing limestone with hydrochloric acid or as a by-product of the Solvay process (treating sodium chloride with ammonia and carbon dioxide) to produce soda ash. Management believes that the use of a naturally occurring brine steam, the low cost of the feedstock and the evaporation process will result in a process that is significantly less expensive than either the hydrochloric acid or Solvay process and presents significantly fewer environmental concerns than the hydrochloric acid process. In addition, those of the Company's competitors that use an evaporation process similar to the Company's to produce liquid calcium chloride must bear the cost of exploiting, maintaining and operating their own brine wells, which the Company will not.

      In addition, the Company believes that the use of the fluidized beds to produce dry calcium chloride is more efficient and cost effective than the rotary kiln method used by most of its competitors because the fluidized beds do not employ the high temperatures required to operate the kilns, resulting in significantly lower energy costs.

      Conversion and Operation of the Facility. The Company has collaborated with Meridian, an engineering and marketing consulting firm, in designing and engineering the retrofitted facility. In addition, the Company engaged Buffalo Technologies Corporation to assess the feasibility of utilizing the facility's existing evaporation process to produce calcium chloride, as well as to confirm the Company's estimates of the productive capacity of the facility following completion of the retrofitting. The Company has also engaged Sulzer USA, Inc., an engineering firm, to design, manufacture and install the fluidized beds to be used in the production of dry calcium chloride. The Company also intends to engage a third-party engineering firm to assist it in the design, engineering and construction of a bromine extraction process at the facility.

      Once the retrofitting of the facility is completed, it will be operated by former employees of the prior owner of the facility as well as other Company employees and the Meridian principals. The Company has hired one electrical and four chemical engineers to manage the plant operations and has hired the former assistant plant manager of the prior owner of the facility as the Company's facility operations manager. Once all processes, including those required to produce dry calcium chloride and bromine, are fully operational, the Company expects to operate the facility with 30-35 operations employees. The Company is currently installing a computer system at the facility and upgrading its computer systems generally to assist in the integration of operations and the implementation of management controls.

Oilfield Products and Services Division

      General. AMBAR blends and sells CBFs and drilling muds used in the drilling, completion and workover (repair and maintenance) of oil and gas wells, primarily to offshore oil and gas operators in the Gulf of Mexico and to onshore operators along the Gulf Coast. Oil and gas well operators use CBFs and drilling muds principally to control pressure within the oil and gas geological formation being exploited. This is achieved by the circulation of such fluids, with varying densities, within the well bore to control pressure within producing formations.

      Generally, contributions to the Company's revenues from the sale of CBFs and drilling muds are comparable, with approximately 42% and 40%, respectively, of the Company's revenues being attributable to the sale of CBFs and drilling muds for the fiscal year ended June 30, 1995. Both product lines are usually available at all of the Company's stockpoints.

      To support its products, the Company provides its customers with access to specialized engineering services and specially trained, experienced personnel. The Company believes that its broad range of products and services and its strategically located stockpoints along the Louisiana and Texas coastline enable it to compete effectively with other suppliers.

      Demand for the Company's oilfield products and services is materially dependent on the level of oil and gas well drilling, completion and workover activity in the Gulf of Mexico, which in turn is influenced by fluctuations in oil and gas prices. A well typically undergoes several workover procedures during its productive life, since workovers are generally less costly and thus more economically justifiable to an operator than drilling a new well. Consequently, the Company believes that workover operations are not as sensitive to fluctuations in the price of oil and gas as are drilling operations.

      Clear Brine Fluids. CBFs are aqueous solutions that are produced by mixing water with various quantities of salts or brines such as calcium chloride, calcium bromide and zinc bromide having different molecular weights. Calcium chloride is generally used to produce lower density, lighter CBFs, while calcium and zinc bromides are used to produce higher density, heavier CBFs. Generally, higher density CBFs are more expensive to produce because calcium and zinc bromide are more expensive materials than calcium chloride.

      Although CBFs and drilling muds have similar capabilities in controlling formation pressures, CBFs control formation pressure without damaging the formation or inhibiting production. Oil and gas is generally recovered from porous geologic formations, and it is not unusual for the pores of the producing formation to become fully or partially occluded by minerals and other solids, including solids from drilling muds. CBFs usually do not reduce the permeability of an oil or gas geologic formation and thus do not impede production; therefore, CBFs are generally used for well completion and workover operations, when their ability to assist in the restoration of production from an existing well (workover) makes their use cost effective. CBFs are also used almost exclusively in offshore exploration and production operations, which typically require a higher overall level of capital and operating expenditures, making the relatively higher cost of CBFs less of a factor.

      Drilling Muds. The Company sells, in both liquid and dry form, drilling muds as part of its strategy to be a full-service provider of fluids products to the oil and gas industry. Drilling muds are solutions containing barite, bentonite and other clays and chemicals. In contrast to CBFs, which are solids-free, drilling muds contain solids that can plug pore spaces in producing formations and impede oil and gas production. However, drilling muds usually are significantly less expensive than CBFs, particularly at higher densities, and are primarily employed during the drilling phase, where they not only control formation pressure, but also lubricate and cool drill bits and carry cuttings out of the hole. The Company sells a complete drilling mud product line, as well as numerous additives to modify various physical properties of the mud, including viscosity and gel strength (static suspension). The Company also purchases and recycles used drilling mud.

      Distribution. The Company operates 12 stockpoints where it stores liquid and dry materials used in its CBF and drilling muds business. These stockpoints are strategically located at various locations along the Louisiana and Texas Gulf Coast to allow for prompt customer response and service. Certain of the stockpoints also serve as bases for the Company's oil spill response teams and house oil spill response equipment. The following table provides certain information concerning the Company's stockpoints as of May 31, 1996.

                                                      Liquid       Dry Bulk
     Description                 Location           Capacity<F1>  Capacity<F2>
     -----------                 --------           ---------     ---------
  Servicing offshore        Berwick, LA <F3> . . .     4,000         8,350
                            Cameron, LA <F3> . . .    22,500        28,000
                            Fourchon, LA <F3>. . .    18,500        30,000
                            Houma, LA <F3> . . . .     2,400         9,000
                            Intracoastal City,
                              LA <F3>. . . . . . .    23,500        26,250
                            Venice, LA <F3>. . . .    13,000        20,550
                            Freeport, TX <F4>. . .     7,300        12,000
                            Galveston, TX  . . . .     5,700        12,750
  Servicing onshore         Abbeville, LA <F5> . .        --            --
                            New Iberia, LA <F3>. .     2,000            --
                            Hebbronville, TX . . .     5,000        24,000
                            Victoria, TX . . . . .        --        10,000
  Portable storage . . . . . . . . . . . .            15,000        54,400
                                                    --------      --------
  Total  . . . . . . . . . . . . . . . . .           118,970       235,300
                                                    ========      ========
____________________
<
      <F1>  Stated in barrels (42 gallons).  Liquids stored at such facilities are primarily CBFs and, to a lesser extent, recycled mud.
      <F2>  Stated in 100 pound sacks.  The principal dry  bulk product stored at such facilities is barite, the principal raw material used in drilling muds.
      <F3>  Also serves as an oil spill response location.
      <F4>  Use  of  this  facility  is  pursuant to a service agreement under which the owner of the property provides certain receiving, storing, warehousing, handling and loading services for the Company's products in return for payments based on sales.
      <F5>   Serves as the base for the Company's transportation fleet.
                   _______________________________________

      The Company delivers CBFs and drilling mud to customers, and transports used drilling mud and other non-hazardous oilfield wastes to approved disposal sites designated by its customers, through the operation of a fleet of 40 heavy vehicles (of which 14 are owned and 26 are leased by the Company), including 26 vacuum trucks. The Company also owns several flatbed trucks and other specialized vehicles that it uses to serve its customers and for intra-company distribution of its products and raw materials. The Company believes that its transportation fleet provides it with a competitive advantage because it allows the Company to shorten delivery times and reduce its inventory costs because of its ability to transport fluids from stockpoint to stockpoint as needed.

      Rentals and Other Operations. The Company is also engaged in the rental of equipment related to its product and service lines and provides dock services at its stockpoints servicing offshore operations. Rental products offered by the Company include portable liquid storage tanks used by offshore or onshore operators, cuttings boxes used to transport well cuttings, pumps and heavy equipment.

      Raw Materials. The principal raw materials used by the Company in producing CBFs are calcium chloride (liquid and dry), calcium bromide (liquid and dry) and zinc bromide (liquid). Historically, one foreign and three domestic suppliers have been the Company's principal sources of these raw materials. Two of the domestic suppliers are also competitors of the Company in the retail CBF market; however, the Company's Manistee facility will produce liquid and dry calcium chloride once the retrofitting is complete, lessening the Company's dependence on these suppliers. On a more limited basis, the Company also recycles "used" calcium and zinc bromide-based CBFs that it purchases from oil and gas operators, most of whom are its customers. CBF recycling offers operators the companion benefits of (i) reducing the cost of CBF use and (ii) reducing material handling costs of the operator by providing an inexpensive alternative to transporting and disposing of used CBFs.

      The principal raw materials used in drilling mud are barite (barium sulfate), which is used as a weighting material, and bentonite, an aluminum silicate clay that contributes suspension, viscosity and filtration properties to drilling mud. The Company has historically been able to obtain barite and bentonite from a variety of sources in sufficient quantities at competitive prices.

Environmental Products and Services Division

      In addition to its CBF and drilling muds business, the Company provides certain environmental products and services designed to respond to environmental conditions and hazards generally related to the oil and gas industry. Approximately 17% of the Company's fiscal 1995 revenues were contributed by its environmental operations.

      Environmental Products. Through its Oil Mop subsidiary, the Company manufactures and sells a rope mop made of interwoven polypropylene fibers (the "Rope Mop") that has a wide variety of oil spill response, industrial and commercial applications. The Rope Mop has proven to be highly effective in absorbing oil floating on the surface of water under a variety of climatic and water surface conditions. The Rope Mop is usually incorporated into a machine that both guides the mop across the water's surface and removes the oil absorbed by the mop for collection. The Company has successfully manufactured and sold Rope Mop machines that have the capacity to handle a wide range of oil viscosities and to recover up to 200 barrels of oil per hour. In addition to oil spill clean-up, there is a growing market for Rope Mops in other commercial settings, including the food processing industry where it is used to skim grease and fats from large food material vats.

      Environmental Services. Oil Mop also provides rapid oil spill response services throughout the United States and has the highest level of classification granted by the United States Coast Guard as an Oil Spill Response Organization (an "OSRO") for near shore and inland areas and rivers and canals. The Company maintains oil spill response equipment and trained personnel at 10 locations along the Louisiana coast, seven of which also serve as its oilfield fluids stockpoints (see, "-Oilfield Products and Services Division-Distribution"). The Company's three additional oil spill response locations are in Belle Chasse and Port Allen, Louisiana, and Panama City, Florida. The Company also maintains a small fleet of vehicles equipped at all times to transport vessels, booms, absorbent materials and other equipment and supplies to the appropriate location immediately upon notification of an oil spill ("Immediate Response Equipment"). The Company plans to use a portion of the proceeds of the Offering to purchase equipment necessary to expand its oil spill response capabilities in the Texas Gulf Coast region.

      The Company also provides environmental consulting on the proper handling and supervision of hazardous waste materials, response training and contingency planning, compliance support and drill management for customers that operate along the Gulf Coast. Other services include real estate site assessment, site sampling for hazardous contaminants, remedial investigation and development of hazardous site closure plans.

      Stimulation and Remediation Services - AmBaSol. The Company has developed a non-hazardous chemical solvent that it markets under the trade name AmBaSol and has developed a process that uses AmBaSol to dissolve barium sulfate scale. Scale, which often forms within wells, can significantly impede oil and gas flow and is considered non-hazardous oilfield waste ("NOW") once removed from the well, the disposal of which is regulated by the state. Hazardous levels of Naturally Occurring Radioactive Materials ("NORM"), which is naturally present in the water and fluids of the oil emulsion, often becomes embedded in the scale thus subjecting the scale to classification as NORM, the disposal of which is currently more strictly regulated at the state level than NOW. The Company plans to use a portion of the proceeds of the Offering to continue to develop the applications for, and increase its marketing of, AmBaSol.

      Because it dissolves most forms of scale, the Company is using AmBaSol for stimulating oil and gas production from within producing geologic formations. The Company completed a test program that used AmBaSol to dissolve barium sulfate scale in approximately 30 producing wells, resulting in increased production. The Company believes that, under certain circumstances, the use of AmBaSol to restore well productivity can be a viable alternative to a workover procedure. The Company intends to license the use of AmBaSol in the stimulation process to one or more oilfield service companies which would then market and distribute this process.

      AmBaSol can be injected in the tubing in pressure vessels, heater-treaters, HP separators and other similar equipment, where it dissolves the scale in a more efficient and cost-effective manner than conventional labor intensive methods, and is the only non-destructive method of cleaning this equipment. Traditional methods of removing scale are expensive, disruptive and time-consuming, and operators often elect to dispose of the equipment as the less expensive alternative. AmBaSol is a less expensive option because it can be circulated within the vessel without removing it from the platform. Following treatment, the vessel can be re-used or transferred or sold to other operators.

      The Company is also testing a process through which NORM-embedded barium sulfate scale is removed from a well by the well operator and transported to the Company's Cameron, Louisiana facility for treatment in a processing system containing AmBaSol solution where the scale is dissolved and any remaining solids can be disposed of as NOW.

Other Operations and Services

      Laboratory Services. The Company has a 12,000 square foot laboratory located in Lafayette, Louisiana that is equipped to provide environmental and quality control testing as well as marine toxicity, corrosion analysis, drilling and completion fluids evaluation, and other chemical analyses. The laboratory was acquired in 1992 to provide testing and evaluation support for AMBAR's product lines; however, more than 90% of the work performed by the laboratory in fiscal 1995 was for customers. The laboratory is registered by the EPA, which allows the Company to provide customers with EPA mandated testing services. AMBAR believes that its ability to offer laboratory services has strengthened the Company's ability to compete with its major competitors in its core businesses.

      Marine Operations. In 1993, the Company acquired the exclusive, world-wide (outside of Scandinavia) right to manufacture and sell a light-weight, aluminum RIB ("rigid inflatable boat") designed for use primarily as a rescue craft. These boats, which meet all standards prescribed by the Safety of Life at Sea international protocol ("SOLAS"), an international accord, are between
4.2 and 9 meters in length, can carry four to ten passengers, and are sold for approximately $14,000 to $22,000 (for the smaller boats) or $90,000 to $150,000 (for the larger boats). These boats are used as rescue vessels that are maintained on board cruise ships and other passenger vessels. Under the terms of the agreement, the Company is required to pay the designer a commission equal to three percent of net sales on the first 10 boats sold and a commission equal to two percent of all sales thereafter. The Company completed construction of a prototype and obtained the necessary approvals and certifications from the United States Coast Guard during fiscal 1995. It has contracted with a local shipyard to construct the vessels and as of May 31, 1996 had sold seven of these boats and had an additional eleven boats under construction pursuant to customer orders.

Properties

      In addition to its stockpoints and oil response locations discussed above, the Company has sales offices in Lafayette, New Orleans and Belle Chasse, Louisiana and Houston and Dallas, Texas. Its laboratory and corporate headquarters are located in Lafayette, Louisiana.

      The Company's Manistee facility is an approximately 270,000 square foot facility located on an approximately 32 acre parcel of land in Manistee, Michigan. The Company also owns an 11 acre parcel of land in Manistee, Michigan, which it purchased from Martin Marietta in October 1994 and intended to use for the construction of an evaporation plant. The Company currently is completing the sale of this parcel back to Martin Marietta for the same price paid.

      The Company leases all of the land for its stockpoints and other facilities except for the Victoria, Texas and Belle Chasse, Louisiana locations, which are owned by the Company. In addition, the Company owns several of the buildings located at its leased stockpoints. All of the Company's leased facilities are leased under long term lease agreements at prevailing market rates.

Competition

      Oil and gas operators generally consider CBFs and drilling muds to be commodities, making the market for the Company's products highly competitive and price-sensitive. Thus, the Company competes primarily on the basis of the location of its stockpoints, the depth of its product and service lines, and the quality of its service. The Company believes that it is an effective competitor in each of these areas. The Company's depth of products and services and its strategically-located stockpoints allow it to provide products and services throughout virtually all stages of the life cycle of oil and gas wells. Although many of the Company's competitors compete with it in specific product and service lines and have substantially greater financial resources than the Company, the Company does not believe that any of its existing competitors currently provide as broad a range of product lines and services as those it provides in the Gulf Coast area. The Company's transportation fleet also allows it to respond promptly and efficiently to the needs of its customers. The Company emphasizes a consistent, quality product at a competitive price. The Company believes that these factors, together with its experience and reputation in the industry and relationships with its customers, enable it to effectively compete in its markets.

      The Company's principal competitors in the CBF market along the Gulf Coast are OSCA, Baroid and TETRA. Its principal competitors in the drilling muds market are M-I Drilling, Baroid and INTEQ. In general, its competitors in the CBF and drilling muds markets have substantially greater financial resources than the Company.

      The Company expects that it will face substantial competition in the sale of products produced at its Manistee facility, which products are also viewed as commodities and are extremely price-sensitive. The major competitors in the calcium chloride market are Dow, General Chemical, TETRA and OSCA. The major competitors in the bromine market are expected to be Great Lakes, Albemarle Corporation, the Dead Sea Bromine Group, and to a lesser extent, Dow, all of which have substantially greater resources than the Company. The Company believes that the low cost brine stream provided by Martin Marietta combined with the Company's cost-efficient production processes and the strategic location of its facility will enable the Company to compete effectively against these competitors.

Customers

      The Company sells its CBF and drilling mud products and services primarily to oil and gas operators along the Gulf Coast. In fiscal 1995 and 1993, no single customer accounted for more than 10% of the Company's total revenues, while in fiscal 1994, Pennzoil Exploration & Production Co. was the sole customer accounting for more than 10% of the Company's total revenues. It has been the Company's experience that the mix of its largest customers changes annually and the Company believes that the loss of any single customer would not have a material adverse effect upon the Company.

      The primary customers for the Company's liquid and dry calcium chloride will be distributors who sell such products to municipalities and other end-users. The principal customers of bromine will be industrial end-users. The Company does not expect any customer of its chemical products to account for more than 10% of the Company's total revenues.

Proprietary Technology

      The Company relies on trade secrets, in-house expertise and continuing technological advancement to maintain its competitive position. It is the Company's practice to enter into confidentiality agreements with key employees and consultants. There can be no assurance, however, that these measures will prevent the unauthorized disclosure or use of the Company's trade secrets and expertise or that others may not independently develop similar trade secrets or expertise or obtain access to the Company's trade secrets, expertise or other proprietary technology. The Company does not believe that trademark, patent or copyright protection is of material importance to either the Company or the industry. The Company believes, however, that it would require a substantial period of time and substantial resources to independently develop similar expertise or technology.

Regulatory Matters

      Environmental Regulations. The operations of the Company are governed by both federal and state environmental laws and regulations, principally CERCLA, the Clean Air Act, the Clean Water Act, the Oil Pollution Act and the Resource Conservation and Recovery Act, as well as similar state counterparts of these statutes (collectively, "Environmental Laws"). The operations of the Company and its customers are subject to these laws and the regulations which implement these laws, which are enforced by the EPA and various other federal, state and local environmental safety and health agencies and authorities. Compliance with the requirements of these laws contributes to the demand for the Company's products and services and also increases the Company's risk of liability for environmental matters.

      The Company has been named as a Potentially Responsible Party in an administrative proceeding pertaining to the PAB Site. See "-Legal Proceedings." As of the date hereof, other than in connection with the PAB Site, the Company has not received notice of, nor been subjected to, significant fines or other costs associated with compliance with applicable Environmental Laws.

      Other  Regulations.   The  Company  is  subject  to  health  and  safety
standards promulgated by OSHA, including regulations related to the handling of hazardous materials and wastes. The Company believes that its facilities are in general compliance with all applicable safety and health laws. The Company has never incurred a material fine in connection with safety or health matters. However, risks of substantial costs and liabilities are inherent in certain operations and certain products produced at the Company's stockpoints, as they are with other companies engaged in the chemical industry, and there can be no assurance that significant costs and liabilities will not be incurred.

      In its transportation operations, the Company is regulated by the Department of Transportation, the Interstate Commerce Commission, the Louisiana Public Service Commission, and the regulatory commission of each other state through which its vehicles pass.

Seasonality

      The Company's oilfield products operations in the Gulf of Mexico have historically been seasonal due primarily to budgeting cycles of oil and gas operators along the Gulf Coast. Generally, a peak in activity is reached in the summer months (the Company's fourth and first fiscal quarters), as oil and gas operators endeavor to complete planned programs by year end as well as due to favorable weather conditions in the Gulf of Mexico.

      AMBAR expects that sales of the calcium chloride produced at its Manistee plant will also be stronger in the summer months (the Company's fourth and first fiscal quarters), as customers store such products in anticipation of the following winter season.

Employees

      As of May 31, 1996, the Company had approximately 275 employees. Of these, approximately 45 were employed in administration, 25 were employed in sales, 35 were technical personnel, 10 were employed in the Company's laboratory and the others were employed as warehousemen, servicemen and drivers at the Company's stockpoints and facilities. Included in the foregoing are approximately 15 employees working in the Company's Chemical Division. The Company expects to hire an additional seven employees for the Chemical Division in the near future. The Chemical Division also utilizes the assistance of six consultants employed by Meridian. None of the employees are covered by collective bargaining agreements.

Legal Proceedings

      A former subsidiary of the Company which has now been merged into the Company, was named as a PRP in a federal administrative proceeding under CERCLA, pertaining to the PAB Site located near Abbeville, Louisiana. This site was declared a Superfund site by the EPA on March 31, 1989. The Company is one of approximately 190 PRPs involved in this proceeding.

      The EPA has studied the site conditions and has proposed several alternatives to clean up the site ranging in cost from $6 million to $68 million. The cost of the method recommended by the EPA record of decision in September 1993 was estimated at that time to be approximately $13 million. A group of PRPs, many of which are large, well capitalized companies, is also investigating site conditions and clean up alternatives and has called for participation by the other PRPs. The Company is participating in this PRP group. Except for the remediation of certain above-ground storage tanks, clean up has not been initiated. Under CERCLA, PRPs are jointly and severally liable for clean up costs. Insurance and contributions by other PRPs may reduce the Company's ultimate overall exposure, but insurance coverage may be contested. The Company filed a claim under the insurance policy maintained by the former subsidiary and such claim was denied. No assurance can be given that any insurance company would ultimately recognize coverage for any environmental claim under any policy purchased by the Company. The degree, at present, of contribution by other PRPs is unknown. Accordingly, the Company is unable to reasonably estimate its liability, if any, for costs imposed with regard to the PAB Site, but does not believe that any liability would be material.

      In April 1995, TETRA named the Company as a co-defendant in a lawsuit previously filed in the 359th Judicial District Court, Montgomery County, Texas, against several ex-employees of TETRA claiming, among other things, that the ex-employees and the Company engaged in a scheme to misappropriate TETRA's trade secrets and confidential information regarding the production and sale of specialty chemicals, including calcium chloride. The former TETRA employees named in this lawsuit are currently principals of Meridian. TETRA also claims that the Company engaged in unfair competition by undertaking to hire TETRA employees who had knowledge of TETRA's confidential information regarding the research, development, manufacture and sale of specialty chemicals, including calcium chloride. TETRA seeks unspecified special and general damages, as well as punitive damages of not less than $10 million, and not less than $250,000 for professional fees and costs, as well as an injunction to prevent the Company and the Meridian principals from, among other things, using any of the allegedly proprietary information or diverting the business, customers or suppliers of TETRA for the benefit of the Company or the Meridian principals. Based on discussions with legal counsel in this matter, management believes that TETRA's claims are without merit, and the Company intends to vigorously contest this claim.

      Also in April 1995, TETRA filed suit against the Company in the 359th Judicial District Court, Montgomery County, Texas, contesting the Company's right to satisfy its own liquid calcium chloride needs under the terms of a 1993 supply contract pursuant to which the Company agreed, subject to certain conditions, to purchase 70% of its liquid calcium chloride requirements from TETRA for a five-year period. In January 1996, TETRA was granted a partial summary judgment which prohibits the Company from reducing its obligation to purchase calcium chloride from TETRA by obtaining liquid calcium chloride from the Manistee facility. The Company believes that the order is erroneous and intends to appeal once a final judgment is rendered. There can be no assurance that such appeal would be resolved prior to the expiration of the supply contract.

      The Company is involved in routine legal proceedings that arise in the ordinary course of its business from time to time. The Company believes that the outcome of any of such proceedings will not have a material adverse affect on its business.



                                  MANAGEMENT

Executive Officers, Directors and Key Employees

      The following table sets forth certain information as of the date of this Prospectus with respect to the executive officers, directors and key employees of the Company.


      Name                Age                         Position
      ----                ---                         --------

Randolph M. Moity, Sr.    49    Chairman of the Board, Chief Executive Officer
                                and President

David L. Bush             42    Vice President-Marketing

Jerome J. Gaspard         39    Vice President-Support Services

Barry N. Huntsman         39    Treasurer and Chief Financial Officer

J. Travis Kieffer         49    Vice President-Operations

Peter F. Reeves           39    Vice President-Environmental

Kenneth J. Boutte         56    Director

Harry E. Barsh, Jr.       65    Director

Richard M. Currence       57    Director

James C. Roddy            58    Director

Robert D. van Roijen      56    Director

Richard S. Lovas          39    Facility Operations Manager - Chemical
                                Division

____________________

      Randolph M. Moity, Sr. is the founder of the Company and has served as Chief Executive Officer and Chairman of the Board of Directors of the Company since its inception in 1980. He also served as President of the Company from 1980 to 1991 and resumed the position of President in December 1994. Mr. Moity holds a master of business administration degree from Southern Methodist University. Mr. Moity is a member of the Executive Committee of the Board of Directors.

      David L. Bush is the Vice President-Marketing of the Company. He served in this capacity from July 1989 to July 1992 and from January 1993 until the present. From July 1992 until January 1993, he served as Vice President-Business Development of the Company.

      Jerome J. Gaspard is the Vice President-Support Services of the Company. Mr. Gaspard joined the Company in 1981 as a warehouse manager and has held various managerial positions related to purchasing, distribution and sales. He was appointed Vice President-Distribution in July 1992, Vice President-Cooperative Distribution in June 1993, and to his present position in May 1994.

      Barry N. Huntsman is the Treasurer and Chief Financial Officer of the Company. Prior to joining the Company in November 1991, Mr. Huntsman was employed for approximately 10 years by Reading & Bates Corporation, an international offshore drilling contractor, where he held various accounting and financial reporting managerial positions. Mr. Huntsman is a certified public accountant.

      J. Travis Kieffer is the Vice President-Operations of the Company. He joined the Company in December 1991 as Vice President-Environmental and was appointed to his present position in July 1992. From 1983 until he joined the Company, Mr. Kieffer was general manager of operations of Chevco Environmental, Inc. ("Chevco") and Kengo Services, Inc. ("Kengo"), two companies that were acquired by the Company in 1991.

      Peter F. Reeves is the Vice President-Environmental of the Company. He has served in this capacity since January 1995. Mr. Reeves joined the Company in March 1993 and has also held the positions of Manager of Compliance and Response and General Manager for the Company's Oil Mop subsidiary. Prior to joining the Company, Mr. Reeves was a principal engineer for Techmatics, Inc., an engineering services firm based in Arlington, Virginia. Mr. Reeves holds a bachelor's degree in ocean engineering from the United States Naval Academy.

      Kenneth J. Boutte has been self-employed since December 1994. He served as President and Chief Operating Officer of the Company from November 1991 to December 1994. Prior to November 1991, Mr. Boutte served as President of Chevco and Kengo. Mr. Boutte has been a Director since 1991 and is a member of the Executive Committee of the Board of Directors.

      Harry E. Barsh, Jr. has served as a Senior Vice President of Cassidy & Associates, a government and public relations firm based in Washington, D.C. since May 1995. From March 1994 to 1995, Mr. Barsh practiced law with the Washington, D.C. law firm of Patton Boggs, L.L.P. Prior to joining Patton Boggs, L.L.P., Mr. Barsh practiced law with the Washington, D.C. law firm of Camp & Barsh for more than five years, primarily in the areas of federal and state energy legislation and regulation. Mr. Barsh has been a Director since 1991 and is a member of the Audit and Compensation Committees of the Board of Directors.

      Richard M. Currence is Executive Vice President of Tidewater Inc., a company that serves the international offshore energy industry with its fleet of vessels and its rental fleet of natural gas compressors. Mr. Currence has been a Director since 1992 and is a member of the Executive, Compensation and Audit Committees of the Board of Directors.

      James C. Roddy has been self-employed as a business consultant since May 1995. Mr. Roddy served as Vice President of Hancock Holding Corp., a bank holding company, from October 1993 to May 1995. From December 1990 to October 1993, Mr. Roddy served as a Managing Director in the New Orleans office of Morgan Keegan & Company, Inc. ("Morgan Keegan"). See "Principal and Selling Shareholders." Prior to joining Morgan Keegan, Mr. Roddy served as President and Chief Executive Officer of Scharff & Jones, Inc., a full service regional securities dealer. Mr. Roddy has been a Director since 1991 and is a member of the Audit and Compensation Committees of the Board of Directors.

      Robert D. van Roijen has been the President of TOX Financial Company, an investment advisory and venture capital firm based in Winter Park, Florida, since 1988. He currently serves on the Board of Directors of Sonex Research, Inc. and Quixote Corp. Mr. van Roijen received a B.A. degree in economics and philosophy from Harvard University. Mr. van Roijen has been a Director of the Company since 1994.

      Richard S. Lovas is the Facility Operations Manager of the Chemical Division. Prior to joining the Company in March 1996, Mr. Lovas held various positions related to plant operations and engineering management in production facilities, including fourteen years chemical evaporating plant experience with North American Chemicals and Akzo Nobel Salt, Inc. Mr. Lovas graduated from Michigan State University in 1979.

      The Board of Directors has an Executive Committee, an Audit Committee and a Compensation Committee, the members of which are identified above. The Executive Committee has the authority to exercise all but certain specified powers of the Board of Directors when the Board is not in session. The Audit Committee recommends to the Board of Directors the appointment of the independent auditors of the Company, reviews the scope of audits, reviews and recommends to the Board of Directors financial reporting and accounting practices, reviews the adequacy of the system of internal accounting controls of the Company, and has responsibility with respect to audit matters generally. The Compensation Committee approves, or in some cases recommends to the Board of Directors, remuneration arrangements and compensation plans involving the Company's directors, officers, and employees and administers the Employees Savings and Retirement Plan (the "401(k) Plan") and the Employees' 1991 Incentive Compensation Program (the "Employee Program"). No Director attended fewer than 75% of the aggregate of (i) the total number of meetings of the Board of Directors and (ii) the total number of meetings held by all committees on which he served during fiscal 1995.

Compensation of Directors

      Directors receive an annual retainer of $5,000 plus a stipend for each Board or committee meeting attended, with the aggregate of such stipend not exceeding $2,500 per year per director. All directors are reimbursed for travel and other related expenses incurred in attending Board and committee meetings.

      Under the terms of the Company's 1994 Non-Employee Directors' Incentive Compensation Program (the "Non-Employee Directors Program"), directors who, as of the date of award, are not employees of the Company or any of its subsidiaries may elect to receive their annual retainer fee either in cash or an equivalent amount of Company securities, or partly in cash and partly in Company securities. At present, all of the directors except Mr. Moity are eligible non-employee directors. Mr. Boutte became eligible upon his resignation as President and Chief Operating Officer in December 1994. Mr. Moity, the Chairman of the Board, administers the Non-Employee Directors Program. In November 1995, the Company issued options to purchase 5,000 shares of the Company's Common Stock under the Non-Employee Directors Program to each of Messrs. Barsh, Boutte, Currence, Roddy and van Roijen. These options have an exercise price of $5.75 per share, are exercisable in 20% increments beginning on November 6, 1996 and annually thereafter on the anniversary of such date and expire in 2005.

Compensation of Executive Officers

      Summary of Executive Compensation. The following table sets forth information with respect to the compensation paid by the Company to its Chief Executive Officer for services rendered in fiscal 1995, 1994 and 1993. No other person who was serving as an executive officer of the Company at the end of its last fiscal year received in excess of $100,000 in annual compensation from the Company for services rendered during those three fiscal years.

                          SUMMARY COMPENSATION TABLE
                                               Annual Compensation
                                          ------------------------------
 Name and Principal                                          Other Annual
 Position                  Fiscal Year    Salary    Bonus    Compensation <F1>
 ------------------------  -----------    ------    -----    ------------
 Randolph M. Moity, Sr.       1995       $293,751       -    $     11,344
   Chairman of the Board,     1994        275,000       -          12,223
   President and Chief        1993        275,000       -           1,136
   Executive Officer
____________________
[FN]
<F1>  Consists  of  contributions  made  by  the Company to its 401(k) Plan on behalf of the named executive, car allowance and director's fees.

                             ____________________


      Employment Agreement of Chief Executive Officer. The Company has an employment agreement dated October 1, 1994 with Mr. Moity pursuant to which he serves as Chairman, Chief Executive Officer and President of the Company for a three-year term expiring in October 1997. Under such agreement, Mr. Moity receives a salary of $300,000 per year plus a quarterly bonus of up to 5.0% of the Company's profit before taxes, with a maximum annual bonus of $250,000 per year. The employment agreement with Mr. Moity provides that, upon the expiration or termination of the agreement, Mr. Moity will not compete with the Company for a period of two years from the date of such expiration or termination. The employment agreement superseded a three-year employment contract executed in 1991 between Mr. Moity and the Company. Mr. Moity's salary under such previous contract was $275,000 per year and his bonus was 2.5% of the Company's profit before taxes, with a maximum bonus of $250,000 per year. Mr. Moity waived his right to receive the bonus to which he was entitled for fiscal 1995, 1994 and 1993.

Compensation Committee Interlocks and Insider Participation

      The members of the Company's Compensation Committee are Harry E. Barsh, Jr., Richard M. Currence and James C. Roddy. No member of the Compensation Committee has been an officer or employee of the Company. No executive officer of the Company has served during the last three fiscal years as a director or member of the compensation committee (or other board committee performing equivalent functions) of another entity, one of whose executive officers served as a director or on the Compensation Committee of the Company.


                             CERTAIN TRANSACTIONS

      From July 1992 until March 1995, the Company leased office space for its corporate headquarters in Lafayette, Louisiana from a corporation in which Mr. Moity, the Company's Chairman and Chief Executive Officer, had a substantial interest. The term of such lease was 10 years commencing July 1, 1992. The base rental during the first five years of this lease was $11,781 per month. On July 1, 1993, the Company began leasing additional office space from the same corporation. The term of such lease was three years and the rental was $2,445 per month. In March 1995, the office building was sold to an unaffiliated third party. The Company continues to lease space in the office building.

      In March 1995, Mr. Moity purchased the building that houses the Company's laboratory. The Company leases 12,000 square feet in such building at a monthly rate of $7,000, although it is permitted the use of all 16,000 square feet of space in the building.

      The Company leases from Mr. Moity 8.1 acres of real property and three buildings located thereon totalling approximately 14,000 square feet in New Iberia, Louisiana. The lease expires on June 30, 2005, with a ten-year renewal option in favor of the Company. The annual rent is $48,000, but may be increased as a result of ongoing negotiations between the Company and Mr. Moity related to certain improvements that may be made to the property. In addition, the Company currently leases under a lease scheduled to expire on July 7, 2005 (with a ten-year renewal option) certain real property located in New Iberia, Louisiana from Mr. Moity's mother at an annual rent of $12,000.

      For a 60-day period beginning on November 23, 1994, Mr. Moity pledged to a bank 425,000 shares of his stock in the Company (the "Pledged Shares") to provide additional collateral under the Company's line of credit. After the 60-day period, the pledge expired, the Pledged Shares were returned to Mr. Moity, and the maximum indebtedness under the line of credit reverted to the lesser of $7 million or 80% of eligible accounts receivable.

      During fiscal 1995, the Company borrowed $100,000 from Mr. Moity. The interest rate on this loan floated at New York Prime plus one percent (10.0% at June 30, 1995), which was equal to the interest rate the Company was being charged on its revolving line of credit at the time. Interest expense in fiscal 1995 related to this loan was approximately $6,400. The Company repaid this loan in full on September 15, 1995.

      The Company is a party to an exclusive marketing agreement with Meridian which grants to Meridian the exclusive right to market products produced by the Manistee facility. Meridian will be entitled to 18% of all pre-tax profit derived from the sale of products produced by the facility, including products produced from the facility used by the Company provided that, for purposes of calculating pre-tax profit under this agreement, those products will be deemed to be sold to the Company at a 10% discount. The agreement also requires the Company to pay certain expenses and a minimum or base compensation of $210,000 annually, subject to certain minimum performance requirements. The Company is also a party to a credit agreement with Meridian pursuant to which the Company agreed to lend to Meridian up to $290,320. As of May 31, 1996, Meridian owed the Company a total of $224,681 in principal and interest pursuant to the terms of the credit agreement. Advances made by the Company under the credit agreement bear interest from the date of each advance until paid at the rate of New York Prime plus two percent per annum. David L. Bush, Vice President-Marketing of the Company is the owner of 20% of the outstanding common stock of Meridian. The Company has call options from each of the stockholders of Meridian pursuant to which it can purchase 82% of their respective interests in Meridian for a total purchase price of $25,420.

      The Company believes that the terms of the foregoing transactions are reasonable and no less favorable to the Company than terms available from unaffiliated third parties.


                      PRINCIPAL AND SELLING SHAREHOLDERS

      The following table sets forth as of May 31, 1996 and as adjusted to give effect to the Offering, the beneficial ownership of the Company's Common Stock, of (i) each shareholder known by the Company to beneficially own 5% or more of the outstanding Common Stock, (ii) each Selling Shareholder, (iii) each of the Company's directors and its executive officers named in the Summary Compensation Table, and (iv) all of the Company's directors and executive officers as a group. Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), based upon information furnished by the persons listed. Unless otherwise indicated, all shares shown are beneficially owned with sole investment and voting power.

                                            Shares beneficially                  Shares beneficially
                                              owned prior to                         owned after
                                                 Offering                             Offering
                                           --------------------                 ----------------------
                                                                   Number
                                                                     of
                                                                   Shares
 Name and Address                                                  to be
 of Beneficial Owner                       Number    Percentage     Sold         Number    Percentage
 -------------------                      --------  ------------   ------       --------  ------------
 The Kaufman Fund, Inc.
   140 E. 45th Street, 43rd Floor
   New York, New York 10017........       291,800         7.9%           0      291,800      4.3%
 Kenneth J. Boutte <F1>
   P. O. Box 147
   Erath, Louisiana  70533.........       227,424         6.1       87,500      139,924      2.0
 Beverly D. Boutte <F1>
   P. O. Box 147
   Erath, Louisiana  70533.........       227,424         6.1       87,500      139,924      2.0
 Morgan Keegan & Company, Inc......       110,000         2.9      110,000            0        0
 Randolph M. Moity, Sr.............     1,866,411<F2>    50.4      215,000     1,651,411    24.2
 James C. Roddy ...................        17,000           *            0        17,000       *
 Richard M. Currence...............         1,000           *            0         1,000       *
 Robert D. van Roijen..............       102,000<F3>     2.8            0       102,000     1.5
 Harry E. Barsh, Jr................             0           0            0             0       0
 All directors and executive
   officers as a group (11)
   persons.........................     2,246,734        60.7      390,000     1,856,734    27.3

____________________
*           Less than 1%.

[FN]
<F1>  Kenneth J. Boutte  and  Beverly D. Boutte are husband and wife, and each exercises sole voting and investment power over the shares shown opposite their respective names.
<F2>  Includes 3,380 shares owned by Mr. Moity's wife as to which he disclaims beneficial ownership.
<F3>  Includes 2,000 shares  owned  by  Mr.  van  Roijen's wife as to which he disclaims beneficial ownership.

                             ____________________

                         DESCRIPTION OF CAPITAL STOCK

      Immediately prior to consummation of the Offering, the Company will reincorporate in Louisiana and will effect certain changes to its Articles of Incorporation and By-laws. The following summary description of the Company's capital stock assumes completion of the reincorporation and other changes and is qualified in its entirety by reference to the Company's Articles of Incorporation and By-laws, which are filed as exhibits to the Registration Statement of which this Prospectus forms a part.

General

      The Company is authorized to issue 25,000,000 shares of Common Stock, $.01 par value, and 10,000,000 shares of Preferred Stock, $.01 par value. As of May 31, 1996, the Company had 3,701,505 shares of Common Stock issued and outstanding. No shares of Preferred Stock are outstanding, but 200,000 shares of Preferred Stock have been designated Participating Preferred Stock under the Rights Agreement, which is described further below.

      Generally, all holders of Common Stock are entitled to one vote for each share of Common Stock held of record on all matters on which shareholders are entitled to vote. Subject to any dividend or liquidation preferences that may be accorded to the holders of any shares of Preferred Stock that may be issued in the future, holders of Common Stock are entitled to dividends at such times and in such amounts as the Board of Directors shall determine. Holders of shares of Common Stock have no preemptive, subscription, cumulative voting, conversion or redemption rights, and the Common Stock is not subject to mandatory redemption by the Company.

      The Board of Directors is authorized to amend the Articles, without further action by the Company's shareholders, to issue Preferred Stock from time to time in one or more series and to fix, as to any such series, the voting rights, if any, applicable to such series and such other preferences, limitations and relative rights as the Board of Directors may determine, including dividend, conversion, redemption and liquidation rights and preferences.

Certain Provisions of the Articles of Incorporation and By-laws

      Certain provisions of the Articles and By-laws and certain Louisiana statutes, which are described below, may have the effect, either alone, in combination with each other and the Rights Agreement, or with the existence of authorized but unissued capital stock, of making more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors.

      Classified Board of Directors.   The  Articles  and  By-laws  divide the
members of the Board of Directors who are elected by the holders of the Common Stock into three classes serving three-year staggered terms.

      Advance Notice of Intention to Nominate a Director. The Articles and By-laws permit a shareholder to nominate a person for election as a director only if written notice of such shareholder's intent to make the nomination, including such information regarding the nominee as would be required to be included in the Company's proxy statement, has been given to the Secretary of the Company, generally no less than 45 days or more than 90 days prior to the meeting. Any shareholder nomination that fails to comply with these requirements may be disqualified.

      Shareholders' Right to Call Special Meeting. The Articles and By-laws provide that a special shareholders' meeting may be called by a shareholder or group of shareholders holding in the aggregate at least two-thirds of the Company's total voting power.

      Removal  of  Directors;  Filling  Vacancies  on Board of Directors.  The
Articles and By-laws provide that any director elected by holders of the Common Stock may be removed only for cause (as defined by the Articles and Bylaws) by a vote of not less than two-thirds of the total voting power at any meeting of shareholders called for such purpose. Subject to certain limitations, the Articles and By-laws also provide that any vacancies on the Board of Directors (including any resulting from an increase in the authorized number of directors) may be filled by the affirmative vote of at least two-thirds of the entire Board, provided that the shareholders have the right, at any special meeting called for that purpose prior to such action by the Board, to fill the vacancy.

      Adoption and Amendment of By-laws. The Articles and By-laws provide, subject to certain limitations, that By-laws may be adopted only by a majority of the entire Board of Directors. Generally, By-laws may be amended or repealed only by (i) a majority of the entire Board of Directors (except any amendment to or repeal of a by-law concerning the removal of a director, which requires an affirmative vote of at least three-fourths of the entire Board of Directors) or (ii) the affirmative vote of the holders of at least two-thirds of the total voting power at any shareholders' meeting the notice of which states that the amendment or repeal is to be considered at the meeting.

      Special Shareholder Voting Requirements. Under certain conditions relating to the presence of a "related person," an amendment to the Articles must be approved by the affirmative vote of at least two-thirds of the total voting power. When there is no related person, an amendment generally must be approved by the affirmative vote of a majority of the voting power present at a shareholders' meeting, unless otherwise specifically provided in the Articles.

      Consideration of Tender Offers and Other Extraordinary Transactions. As permitted by Louisiana law, the Articles expressly authorize the Board of Directors, when considering a tender offer, exchange offer, merger or consolidation, to consider, among other factors, the social and economic effects of the proposal on the Company and its employees, customers, creditors and the communities in which it does business.

      Limitation of Liability and Indemnification. The Articles provide that to the fullest extent permitted by Louisiana law, no director or officer of the Company will be liable to the Company or to its shareholders for monetary damages for breach of his or her fiduciary duty as a director or officer. These provisions of the Articles may only be amended by the affirmative vote of at least 80% of the total voting power and any amendment or repeal may not adversely affect any limitation of liability of a director or officer with respect to action or inaction occurring prior to the amendment or repeal. The Company's By-laws provide that the Company will indemnify to the full extent permitted by law any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was a director, officer or employee of the Company or served at the request of the Company as a director, officer or employee of any other enterprise.

      Louisiana Control Share Acquisition Statute. The Company's Articles and By-laws provide that the Company will not claim the benefits of the Louisiana Control Share Acquisition Statute, which provides that any shares acquired by a person or group (an "Acquiror") in an acquisition that causes such person or group to have the power to direct the exercise of voting power in the election of directors in excess of 20%, 33-1/3% or 50% thresholds will have only such voting power as shall be accorded by (i) the holders of a majority of all shares other than "interested shares," as defined below, and (ii) a majority of the total voting power. "Interested shares" include all shares as to which the Acquiror, any officer of the Company and any director of the Company who is also an employee of the Company may exercise or direct the exercise of voting power.

      Louisiana Fair Price Protection Statute. The Articles provide that the Company claims the benefits of the Louisiana Fair Price Protection Statute, provided that the statute will not apply to any business combination, as defined in such statute, involving Mr. Moity.

      The Louisiana Fair Price Protection Statute requires that any "business combination" (defined to include a merger, consolidation, share exchange, certain asset distributions and certain issuances of securities) with a shareholder who is the beneficial owner of 10% or more of the voting power of the outstanding voting stock of the Company (an "interested shareholder"), or an affiliate of an interested shareholder, be recommended by the Board of Directors. Additionally, the business combination must be approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by outstanding shares of voting stock of the Company voting together as a single voting group, and (ii) two-thirds of the votes entitled to be cast by holders of voting stock other than voting stock held by the interested shareholder who is, or whose affiliate is, a party to the business combination or an affiliate or associate of the interested shareholder, voting together as a single group. These votes are not required if certain minimum price, form of consideration and procedural requirements are satisfied by the interested shareholder, or if the Board approves the business combination before the interested shareholder becomes such.

Shareholder Rights Plan

      In June 1996, the Board of Directors of AMBAR declared a distribution of one preferred stock purchase right (a "Right") for each outstanding share of Common Stock held of record at the close of business on ____________, 1996 (the "Record Time"), or issued thereafter, subject to the terms of the Rights Agreement. Each Right currently entitles the registered holder to purchase from the Company one one-hundredth of a share of Participating Preferred Stock, $.01 par value ("Participating Preferred Stock"), for $________ (the "Exercise Price"), subject to adjustment. The Rights are represented by the Common Stock certificates and are exercisable only after an entity acquires 20% or more of the outstanding Common Stock or commences a tender offer that will result in the entity owning 20% or more of the Common Stock. After an entity acquires 20% or more of the outstanding Common Stock, each right would then entitle the holder (other than the acquiring entity) to purchase, at the exercise price, the number of shares of Common Stock or other securities of the Company (or, in certain situations, the acquiring entity) having a market value of twice the right's exercise price (the "Flip-in Date"). The Rights will expire on ____________, 2006 (the "Expiration Time") unless earlier redeemed by the Company, as described below. Until a Right is exercised, the holder, as such, will have no rights as a shareholder of the Company, including without limitation, the right to vote or to receive dividends.

      The Board of Directors of the Company may, at its option, at any time prior to the close of business on the Flip-in Date, redeem all (but not less than all) the then outstanding Rights at a price of $____ per Right (the "Redemption Price"), as provided in the Rights Agreement. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash for each Right so held.

      The Rights will not prevent a takeover of the Company. However, the Rights may cause substantial dilution to a person or group that acquires 20% or more of the Common Stock unless the Rights are first redeemed by the Board of Directors of the Company. The Rights are intended to encourage any person desiring to acquire a controlling interest in the Company to do so through a transaction negotiated with the Company's Board of Directors rather than through a hostile takeover attempt. The Rights are intended to assure that any acquisition of control of the Company will be subject to review by the Board to take into account, among other things, the interests of all the Company's shareholders.

Transfer Agent

      The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.


                       SHARES ELIGIBLE FOR FUTURE SALE

      Upon completion of the Offering, the Company will have outstanding 6,811,505 shares of Common Stock. Of these shares, the 3,000,000 shares of Common Stock to be sold in the Offering will be, and the 1,276,500 shares sold in the Company's initial public offering in December 1991 are, freely transferable without restriction or registration under the Securities Act except by persons deemed to be "affiliates" of the Company or acting as "underwriters" as those terms are defined in the Securities Act. For purposes of the federal securities laws, all of the 2,354,848 shares of Common Stock that were outstanding prior to the Company's initial public offering in December 1991, which were issued in private transactions in reliance upon exemptions from the registration requirements of the Securities Act, are not eligible for public sale unless they are registered under the Securities Act or sold pursuant to an exemption from registration under the Securities Act, including Rule 144 thereunder.

      With respect to such previously issued shares of Common Stock, a shareholder who has beneficially owned his shares of Common Stock for at least two years is generally entitled under Rule 144 to sell a number of shares within any three-month period that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock (approximately 68,115 shares immediately after the Offering) or (ii) the average weekly trading volume of the Common Stock in the over-the-counter market during the four calendar weeks preceding such sale, and may only sell such shares in unsolicited brokers' transactions. A shareholder who has not been an affiliate of the Company for at least three months and who has beneficially owned his shares of Common Stock for at least three years would be entitled to sell such shares under Rule 144 without regard to such volume limitations or the requirements that the sale be made in an unsolicited brokers' transaction.

      The Company and each of its directors and executive officers have agreed with the Underwriters not to sell any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of the Representative of the Underwriters.

      All of such previously issued shares of Common Stock have been held in excess of three years. Thus, the 12,100 shares of Common Stock held by persons who are not affiliates of the Company are freely tradeable without regard to the volume, timing and other limitations of Rule 144. In addition, upon expiration of the lock-up period, an additional 2,345,548 shares of Common Stock held by affiliates of the Company will become eligible for sale under Rule 144, subject to the volume, timing and other limitations contained therein. In addition, the Company issued 1,877 shares without registration to an employee in January 1994, which shares are eligible for sale under Rule 144, subject to the volume, timing and other limitations contained therein.

      Pursuant to the Company's Employee Program, the Company may issue stock options or restricted stock for up to 200,000 shares of Common Stock, and pursuant to its Non-Employee Directors program, may issue stock options for up to 200,000 shares of Common Stock. The Company has filed registration statements under the Securities Act to register the Common Stock that may be issued through the Employee Program and the Directors Program. Shares issued to non-affiliates generally will be available for sale in the open market. Affiliates may sell such shares in accordance with the requirements of Rule
144. As of May 31, 1996, 20,000 shares of restricted stock and non-qualified stock options for 160,000 shares of Common Stock, none of which have been exercised, have been issued under the Employee Program, and non-qualified stock options for 25,000 shares of Common Stock, none of which have been exercised, have been issued under the Non-Employee Directors Program. The Company has also registered 300,000 shares of Common Stock that may be issued pursuant to its 401(k) Plan. As of May 31, 1996, 96,280 shares of Common Stock have been issued pursuant to such plan.



                                 UNDERWRITING

      Subject to the terms and conditions set forth in the Underwriting Agreement, the Underwriters named below, through their representative, Raymond James & Associates, Inc. (the "Representative"), have severally agreed to purchase from the Company and the Selling Shareholders the following respective number of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this
Prospectus:


                                                     Number of
        Underwriter                                   Shares
        -----------                                  ---------
Raymond James & Associates, Inc.............


                                                     ---------
     Total..................................         3,500,000
                                                     =========


      The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters will purchase the total number of shares of Common Stock shown above if any of such shares are purchased.

      The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to an aggregate of 525,000 additional shares of Common Stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total shown, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise this option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby. If purchased, the Underwriters will sell such additional shares on the same terms as those on which the shares are being offered.

      The Representative of the Underwriters has informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

      The Company and the Selling Shareholders have severally agreed to indemnify the Underwriters against, and to contribute to losses arising out of, certain civil liabilities under the Securities Act.

      The Company, and its executive officers and directors have agreed that they will not, without the prior written consent of the Representative of the Underwriters, offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days from the date of this Prospectus. This Agreement does not apply to certain issuances of Common Stock by the Company in connection with employee benefit plans. See "Shares Eligible for Future Sale."

      Certain of the Underwriters may make a market in the Common Stock. During the two days immediately prior to the offer and sale of the Common Stock, regulations under the Exchange Act impose restrictions on the market making activities of such Underwriters, including price and volume limitations. Certain of the Underwriters may engage in such passive market making activities during the two business days immediately prior to the offer and sale of the Common Stock.

      The foregoing includes a summary of the principal terms of the Underwriting Agreement and does not purport to be complete. Reference is made to the copy of the Underwriting Agreement which is on file as an exhibit to the Registration Statement of which this Prospectus is a part.

                                LEGAL MATTERS

      The validity of the Common Stock offered hereby will be passed upon for the Company by Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P., New Orleans, Louisiana. Jenkens & Gilchrist, a Professional Corporation, Dallas, Texas, will pass upon certain legal matters for the Underwriters. Jenkens & Gilchrist, a Professional Corporation, may rely upon the opinion of Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P. as to matters of Louisiana law.

                                   EXPERTS

      The audited consolidated financial statements of the Company as of June 30, 1995 and 1994 and for each of the three years in the period ended June 30, 1995 included in this Prospectus and elsewhere in the Registration Statement of which this Prospectus forms a part, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

      With respect to the unaudited consolidated interim financial information of AMBAR, Inc. and subsidiaries as of March 31, 1996 and for the nine months ended March 31, 1995 and 1996 included in this Prospectus, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of that information. However, their separate report thereon states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures applied. In addition, Arthur Andersen LLP is not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by them within the meaning of Sections 7 and 11 of the Securities Act.

                            AVAILABLE INFORMATION

      The Company is subject to the information and reporting requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 W. Madison St., Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

      The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock being offered pursuant to this Prospectus. This Prospectus does not contain all information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Company and to the shares offered hereby reference is made to the Registration Statement including the exhibits and schedules thereto. Statements contained herein concerning the provisions of any documents are not necessarily complete and, where such document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof.


                                   AMBAR, INC.
                                 AND SUBSIDIARIES


                    INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                     Page
                                                                    ______
   AMBAR, Inc. - Consolidated Financial Statements:

   Report of Independent Public Accountants.....................     F-2

   Review Report of Independent Public Accountants..............     F-3

   Consolidated Balance Sheets as of June 30, 1994 and 1995,
     and March 31, 1996 (Unaudited).............................     F-4

   Consolidated Statements of Operations for the years ended
     June 30, 1993, 1994 and 1995 and the nine months ended
     March 31, 1995 (Unaudited) and 1996 (Unaudited)............     F-5

   Consolidated Statements of Changes in Stockholders' Equity
     for the years ended June 30, 1993, 1994 and 1995 and
     the nine months ended March 31, 1995 (Unaudited) and
     1996 (Unaudited)...........................................     F-6

   Consolidated Statements of Cash Flows for the years ended
     June 30, 1993, 1994 and 1995 and the nine months ended
     March 31, 1995 (Unaudited) and 1996 (Unaudited)............     F-7

   Notes to Consolidated Financial Statements...................     F-8

                                     F-1

                     REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


   To the Stockholders of AMBAR, Inc.:

               We have audited the accompanying consolidated balance sheets of AMBAR, Inc. (a Delaware corporation) as of June 30, 1995 and 1994, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

               We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

               In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AMBAR, Inc. as of June 30, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles.


                                              ARTHUR ANDERSEN LLP

   New Orleans, Louisiana,
   August 25, 1995

                                     F-2

                 REVIEW REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


   To the Stockholders of AMBAR, Inc.:

               We have reviewed the consolidated balance sheet of
   AMBAR, Inc. (a Delaware corporation) as of March 31, 1996, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the nine months ended March 31, 1996. These financial statements are the responsibility of the Company's management.

               We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical review procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

               Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with generally accepted accounting principles.


                                              ARTHUR ANDERSEN LLP

   New Orleans, Louisiana,
   May 3, 1996
                                     F-3

                                   AMBAR, INC.
                                 AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                          June 30,                 March 31, 1996
                                           ------------------------------------   ----------------
                                                 1994                1995            (Unaudited)
                                           ---------------     ----------------   ----------------
                                           ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                $       538,134     $       265,948    $        647,946
  Cash and short-term investments--
    restricted (Note 4)                            319,601             340,623             659,784
  Accounts receivable (net of allowance
    for doubtful accounts of $332,000,
    $329,000 and $316,000)                      11,783,029           7,569,226          13,311,409
  Inventory                                      7,985,726           6,433,783           7,107,903
  Recoverable income taxes (Note 5)                396,375             672,500             859,523
  Prepaid expenses and other current
    assets                                       1,590,223           1,215,801           1,180,927
                                           ---------------     ---------------    ----------------
  Total current assets                          22,613,088          16,497,881          23,767,492
                                           ---------------     ---------------    ----------------
PROPERTY AND EQUIPMENT:
  Buildings and leasehold improvements           2,444,217           2,812,481           4,976,886
  Transportation equipment (including
    amounts capitalized under capital
    leases)(Note 7)                              1,831,099           2,207,280           2,315,222
  Machinery and equipment                        6,019,964           6,671,214           9,367,632
  Furniture and fixtures (including
    amounts capitalized under capital
    leases)(Note 7)                                409,985             540,956             593,623
  Other equipment                                  338,912             338,912             338,912
                                           ---------------     ---------------    ----------------
    Total property and equipment                11,044,177          12,570,843          17,592,275
  Less--accumulated depreciation
    (including amortization of
    equipment acquired under capital
    leases)(Note 7)                             (3,508,036)         (4,685,639)         (5,706,855)
                                           ---------------     ---------------    ----------------
    Net property and equpment                    7,536,141           7,885,204          11,885,420
                                           ---------------     ---------------    ----------------
COST IN EXCESS OF FAIR VALUE OF NET
  ASSETS ACQUIRED, net (Note 2)                  1,119,112           1,057,723           1,003,993
                                           ---------------     ---------------    ----------------
OTHER ASSETS, net (including $230,000,
  $347,000 and $352,000 due from a
  related party)(Note 6)                         1,303,761           2,305,364           2,419,669
                                           ---------------     ---------------    ----------------
    Total assets                           $    32,572,102     $    27,746,172    $     39,076,574
                                           ===============     ===============    ================

                                            LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable                         $     5,472,011     $     3,844,101    $      5,263,372
  Accrued liabilities                            3,172,640             993,132           2,457,276
  Revolving line of credit (Note 4)              5,809,705           3,651,344           9,115,248
  Notes payable (including $100,000 at
    June 30, 1995 payable to a related
    party)(Notes 4 and 6)                          137,542             277,886                  --
  Current portion of long-term debt
    (Note 4)                                       351,850                  --             613,084
  Current portion of obligations under
    capital leases (Note 7)                        100,959             158,309             151,608
  Income taxes payable                             139,904                  --                  --
                                           ---------------     ---------------    ----------------
    Total current liabilities                   15,184,611           8,924,772          17,600,588
LONG-TERM DEBT, less current
  portion (Note 4)                               1,011,917           2,707,796           5,299,514
OBLIGATIONS UNDER CAPITAL LEASES,
  less current portion (Note 7)                    200,901             240,635             119,087
DEFERRED INCOME TAXES (Note 5)                   1,226,791             998,837           1,192,153
                                           ---------------     ---------------    ----------------
    Total liabilities                           17,624,220          12,872,040          24,211,342
                                           ---------------     ---------------    ----------------
COMMITMENTS AND CONTINGENCIES (Note 10)
STOCKHOLDERS' EQUITY (Note 9):
  Common Stock, $.01 par value, authorized
  7,000,000 shares, issued and outstanding
  3,649,965 shares, 3,683,711 shares and
  3,699,627 shares                                  36,500              36,837              36,996
Paid-in capital                                 12,193,530          12,355,269          12,475,184
Retained earnings                                2,717,852           2,482,026           2,353,052
                                           ---------------     ---------------    ----------------
  Total stockholders' equity                    14,947,882          14,874,132          14,865,232
                                           ---------------     ---------------    ----------------
  Total liabilities and stockholders'
    equity                                 $    32,572,102     $    27,746,172    $     39,076,574
                                           ===============     ===============    ================


The accompanying notes are an integral part of the consolidated financial statements.
                                     F-4

                                   AMBAR, INC.
                                 AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                 Nine Months Ended
                                                   Year Ended June 30,                               March 31,
                                    -----------------------------------------------      ------------------------------
                                        1993             1994             1995               1995             1996
                                    -------------    -------------    -------------      -------------    -------------
                                                                                                  (Unaudited)
REVENUES:
Oilfield products and services      $  20,973,401    $  37,546,256    $  31,661,146      $  24,841,450    $  27,882,488
Environmental products and
  services                              3,945,720        5,761,979        6,415,501          4,539,101        7,725,209
                                    -------------    -------------    -------------      -------------    -------------
Total revenues                         24,919,121       43,308,235       38,076,647         29,380,551       35,607,697
                                    -------------    -------------    -------------      -------------    -------------
COSTS OF REVENUES:
  Oilfield products and
    services (including lease
    expense of $70,000, $36,000,
    $140,000, $116,000 and $91,000
    to related parties)(Note 6)        18,399,859       31,146,685       28,196,971         21,651,638       24,629,586

  Environmental products and
    services (including lease
    expense of $27,000, $63,000,
    $41,000, $7,000 and $53,000
    paid to related parties)
    (Note 6)                            4,196,527        5,219,976        5,038,726          3,418,219        7,068,969
                                    -------------    -------------    -------------      -------------    -------------
Total cost of revenues                 22,596,386       36,366,661       33,235,697         25,069,857       31,716,555
                                    -------------    -------------    -------------      -------------    -------------
GROSS PROFIT                            2,322,735        6,941,574        4,840,950          4,310,694       3,891,142
SELLING, GENERAL AND
ADMINISTRATIVE (including lease
  expense of $144,000, $162,000,
  $93,000, $103,000 and $1,000 paid
  to related parties)(Note 6)           4,138,759        4,566,846        4,469,787          3,301,640       3,418,247
                                    -------------    -------------    -------------      -------------    ------------
OPERATING INCOME (LOSS)                (1,816,024)       2,374,728          371,163          1,009,054         472,895
OTHER INCOME (EXPENSE):
  Interest expense (including
    $6,000 in 1995 paid to a
    related party)(Note 6)               (133,016)        (389,959)        (748,202)          (556,495)       (704,148)
  Interest income (including
    $27,000 in 1995 from a
    related party)(Note 6)                 56,339           34,622           51,542             13,633          29,108
                                    -------------    -------------    -------------      -------------    ------------
INCOME (LOSS) BEFORE TAXES             (1,892,701)       2,019,391         (325,497)           466,192        (202,145)
INCOME TAX PROVISION
  (BENEFIT)(Note 5)                      (692,650)         742,572          (89,671)           172,491         (73,171)
                                    -------------    -------------    -------------      -------------    ------------
NET INCOME (LOSS)                   $  (1,200,051)       1,276,819         (235,826)     $     293,701    $   (128,974)
                                    =============    =============    =============      =============    ============
NET INCOME (LOSS) PER SHARE         $        (.33)   $         .35    $        (.06)     $         .08    $       (.03)
                                    =============    =============    =============      =============    ============


The accompanying notes are an integral part of the consolidated financial statements.
                                     F-5

                                   AMBAR, INC.
                                 AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                   Common                                                                      Total
                                   Shares          Common       Treasury       Paid-In       Retained     Stockholders'
                                 Outstanding       Stock         Stock         Capital       Earnings        Equity
                                -------------   -----------   -----------   -------------  ------------  --------------
Balance at June 30, 1992            3,631,348   $    36,313            --   $  12,100,567  $  2,641,084  $   14,777,964

Common Stock purchased
  for treasury                        (13,000)           --       (43,750)             --            --         (43,750)
Common Stock issued to
  employee benefit plan                14,125            12        43,750           8,071            --          51,833
Net loss                                   --            --            --              --    (1,200,051)     (1,200,051)
                                -------------   -----------   -----------   -------------  ------------  --------------
Balance at June 30, 1993            3,632,473        36,325            --      12,108,638     1,441,033      13,585,996

Common Stock purchased
  for treasury                        (15,000)           --       (54,375)             --            --         (54,375)
Common Stock issued to
  employee benefit plan                30,615           156        54,375          78,065            --         132,596
Common Stock issued to
  employee                              1,877            19            --           6,827            --           6,846
Net income                                 --            --            --              --     1,276,819       1,276,819
                                -------------   -----------   -----------   -------------  ------------  --------------
Balance at June 30, 1994            3,649,965        36,500            --      12,193,530     2,717,852      14,947,882

Common Stock issued to
  employee benefit plan                33,746           337            --         161,739            --         162,076
Net loss                                   --            --            --              --      (235,826)       (235,826)
                                -------------   -----------   -----------   -------------  ------------  --------------
Balance at June 30, 1995            3,683,711        36,837            --      12,355,269     2,482,026      14,874,132

Unaudited Period:
Common Stock issued to
  employee benefit plan                15,916           159            --         119,915            --         120,074
Net loss                                   --            --            --              --      (128,974)       (128,974)
                              ---------------   -----------   -----------   -------------  ------------  --------------
Balance at March 31, 1996           3,699,627   $    36,996   $        --   $  12,475,184  $  2,353,052  $   14,865,232
  (Unaudited)                 ===============   ===========   ===========   =============  ============


The accompanying notes are an integral part of the consolidated financial statements.

                                     F-6

                                        AMBAR, INC.
                                     AND SUBSIDIARIES

                           CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                               Nine Months Ended
                                                       Year Ended June 30,                         March 31,
                                         --------------------------------------------     ---------------------------
                                              1993           1994           1995              1995           1996
                                         --------------  -------------  -------------     ------------   ------------
CASH FLOWS FROM OPERATING
  ACTIVITIES:
  Net income (loss)                      $  (1,200,051)  $   1,276,819  $    (235,826)    $    293,701   $   (128,974)
  Adjustments to reconcile net
    income (loss) to net cash
    provided by (used in) operating
    activities:
    Depreciation and amortization            1,237,915       1,377,432      1,577,051        1,112,389      1,393,305
    Deferred income taxes                     (305,390)       (423,804)       (62,466)        (127,814)        82,707
    Other                                       27,677         115,412        (75,490)         (26,859)       (11,782)
  Changes in assets and liabilities,
    net of acquisitions:
    Cash and short-term investments
      --restricted                                  --        (298,200)            --               --         75,000
    Accounts receivable                     (2,490,116)     (4,941,092)     4,213,803        4,812,707     (5,742,183)
    Inventory                                   91,184      (4,623,835)     1,551,943          198,656       (674,120)
    Recoverable income taxes                  (486,324)         89,949       (276,125)           2,189       (187,023)
    Prepaid expenses and other current
      assets                                  (167,368)        150,728        208,934          456,232        145,483
    Other assets                              (443,306)       (387,439)    (1,001,515)        (521,700)      (355,441)
    Accounts payable                         1,160,860       2,631,651     (1,627,910)      (1,747,772)     1,419,271
    Accrued liabilities                      1,145,439       1,471,329     (2,179,508)      (2,701,719)     1,464,144
    Income taxes payable                      (165,033)        133,552       (139,904)        (139,904)            --
                                         -------------   -------------  -------------     ------------   ------------
      Net cash provided by (used in)
        operating activities                (1,594,513)     (3,427,498)     1,952,987        1,610,106     (2,519,613)
                                         -------------   -------------  -------------     ------------   ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of equipment               40,275         598,572        220,233           79,706         89,428
  Capital expenditures                        (589,115)     (1,692,245)    (1,559,796)      (1,055,219)    (5,098,815)
  Other assets                                      --        (464,264)      (171,070)         (12,530)       (49,455)
  Purchase of Oil Mop assets                  (906,685)             --             --               --             --
                                         -------------   -------------  -------------     ------------   ------------
     Net cash used in investing
       activities                           (1,455,525)     (1,557,937)    (1,510,633)        (988,043)    (5,058,842)
                                         -------------   -------------  -------------     ------------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net borrowing under revolving
    line of credit                             700,162       5,109,543        549,435        1,944,374      6,124,646
  Proceeds from borrowings                   1,844,662         588,768      2,082,746         (439,545)      (489,935)
  Principal payments                          (272,808)       (659,313)    (3,306,169)      (1,951,824)     2,756,108
  Payments under capital leases                 (4,079)        (80,029)      (145,559)        (248,499)      (394,161)
  Change in cash restricted to payments
    on revolving line of credit                (69,131)         47,730        (21,022)          91,736         92,044
  Common Stock activity, net                    (3,545)         47,639        126,029         (105,129)      (128,249)
                                         -------------   -------------  -------------     ------------   ------------
    Net cash provided by (used in)
      financing activities                   2,195,261       5,054,338       (714,540)        (708,887)     7,960,453
                                         -------------   -------------  -------------     ------------   ------------
NET CHANGE IN CASH AND CASH EQUIVALENTS       (854,777)         68,903       (272,186)         (86,824)       381,998
CASH AND CASH EQUIVALENTS AT
  BEGINNING OF PERIOD                        1,324,008         469,231        538,134          538,134        265,948
                                         -------------   -------------  -------------     ------------   ------------
CASH AND CASH EQUIVALENTS AT END
  OF PERIOD                              $     469,231   $     538,134  $     265,948     $    451,310   $    647,946
                                         =============   =============  =============     ============   ============
SUPPLEMENTAL DISCLOSURES OF CASH
  FLOW INFORMATION:
  Cash paid during the period for:
    Interest                             $     131,782   $     344,392  $     757,859     $    607,148   $    702,157
    Income taxes                         $     264,097   $   1,000,745  $     848,160     $    848,160   $     31,159

The accompanying notes are an integral part of the consolidated financial statements.

                                     F-7

                                           AMBAR, INC.
                                        AND SUBSIDIARIES

                           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    (Information subsequent to August 25, 1995 is unaudited)


1.     SIGNIFICANT ACCOUNTING POLICIES

       Consolidation--The consolidated financial statements include the accounts of AMBAR, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. The terms "Company" and "AMBAR" are used interchangeably herein to refer to the total business conducted by AMBAR, Inc. and its subsidiaries.

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

       Cash and Cash Equivalents--For purposes of the consolidated statements of cash flows, the Company considers all cash and temporary investments with an original maturity of three months or less to be cash and cash equivalents.

       Cash and Short-Term Investments--Restricted--Cash and short-term investments--restricted at June 30, 1994 and 1995, include approximately $21,000 and $43,000, respectively, of accounts receivable collections which had not been applied by the bank to the balance outstanding under the line of credit (see Note 4). At both June 30, 1994 and 1995, it also includes approximately $298,000 collateralizing two letters of credit related to certain insurance coverage.

       Accounts Receivable--The Company grants credit to its customers, primarily oil and gas companies operating in the Gulf of Mexico region, on a short-term basis. Accounts receivable are stated at net realizable value. Bad debt expense was approximately $246,000, $278,000 and $369,000 during 1993, 1994 and 1995, respectively.

       Inventory--Inventory consists primarily of high density brines, drilling fluids and specialty chemicals. Inventory is valued at the lower of average cost or market. Only product costs are included in the cost of inventory.

       Property and Equipment--Property and equipment is recorded at cost. When assets are retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income. Depreciation is provided on a straight-line basis for financial reporting purposes over the estimated useful lives of the related assets as follows:

            Classification                            Estimated Useful Lives
            --------------                            ----------------------
            Buildings and leasehold improvements         5 to 31.5 years

            All others                                    5 to 10 years

       The Company incurred maintenance and repairs expense of approximately $660,000, $724,000 and $767,000 during 1993, 1994 and 1995, respectively.

       Cost in Excess of Fair Value of Net Assets Acquired--Cost in excess of fair value of net assets acquired is amortized over periods up to twenty-five years using the straight-line method. Such amortization was $44,804 in 1993, $49,266 in 1994 and $61,389 in 1995. At both June 30, 1994 and 1995, total cost in excess of fair value of net assets acquired was $1,228,714. At June 30, 1994 and 1995, accumulated amortization of cost in excess of fair value of net assets acquired was $109,602 and $170,991, respectively. Recoverability of goodwill is assessed by evaluating the anticipated long-term profitability of the acquired businesses to which it relates. Projected future results are evaluated on an undiscounted basis.

       Other Assets--Other assets include capitalized costs related to the start-up of new product lines. Start-up costs are amortized over periods up to five years using the straight-line method. At June 30, 1994 and 1995, unamortized start-up costs were $456,000 and $1,206,000, respectively. Amortization of start-up costs was $13,000 in 1993, $60,000 in 1994 and $112,000 in 1995. Recoverability of start-up costs is assessed by evaluating the anticipated long-term profitability of the product line to which it relates. Projected future results are evaluated on an undiscounted basis.

       The increase in start-up costs during fiscal 1995 includes $536,000 related to the NORM remediation operations. The NORM remediation operations relate to the Company's process of dissolving barium sulfate scale. During 1995, the Company developed and refined this process and obtained the necessary licenses and approvals to conduct these operations. Commercial operation of the NORM process began during the fourth quarter of fiscal 1995. At June 30, 1995, total start-up costs related to the NORM remediation operations were $767,000. The increase in start-up costs during fiscal 1995 also includes $285,000 related to the AMBAR Marine operations. The AMBAR Marine operations relate to a rigid hull inflatable boat which will be used primarily as an open ocean rescue craft. During fiscal 1994, the Company acquired the rights to manufacture and market this boat in all areas outside Scandinavia. During fiscal 1995, the Company completed construction of a prototype of this boat, began obtaining the necessary approvals and certifications and began establishing relationships with distributors. The initial sales of these boats occurred during the second quarter of fiscal 1996. At June 30, 1995, total start-up costs related to the AMBAR Marine operations were $338,000.

       Revenues--Revenues from products and services are recorded when accepted by the customer. It is the Company's policy to repurchase certain fluids upon completion of their intended use by the customer if the Company is able to reuse these fluids. The Company repurchases only those fluids which it can recycle and return to inventory in a salable condition. The fluids are repurchased at a discount from the original sales price. The Company records the repurchased fluids as a reduction of revenues and, when material, provisions are made to give recognition to current period sales expected to be returned in the subsequent period. Amounts repurchased during the years 1993, 1994 and 1995 were as follows:


                                        1993          1994         1995
                                     -----------   -----------   -----------
    Revenues before repurchases      $28,932,607   $50,582,079   $46,721,163

    Repurchases                       (4,013,486)   (7,273,844)   (8,644,516)
                                     -----------   -----------   -----------
    Revenues                         $24,919,121   $43,308,235   $38,076,647
                                     ===========   ===========   ===========

       Certain revenues are billed at the conclusion of the job. Revenues from these jobs are recognized over the period during which the products and/or services are provided to the customer and are included in the financial statements as unbilled accounts receivable. Unbilled accounts receivable were approximately $1,233,000 and $205,000 at June 30, 1994 and 1995, respectively.

       In 1993, no single customer accounted for as much as 10% of the Company's total revenues. In 1994, one customer accounted for approximately 12% of the Company's total revenues. In 1995, no single customer accounted for as much as 10% of the Company's total revenues.

       Income Taxes--Deferred income taxes are provided for temporary differences between financial and tax accounting, principally for temporary differences between the financial statement and tax bases of property and equipment and inventory.

       Accounting Pronouncement--In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("SFAS 121") which is required to be adopted by the Company no later than the fiscal year ended June 30, 1997. The Company has not determined what effect, if any, adoption of SFAS 121 will have on the Company's financial position or results of operations.

                                     F-9

2.     OIL MOP ACQUISITION

       On July 31, 1992, the Company purchased, through a new wholly owned subsidiary, Oil Mop, Inc., a Delaware corporation ("OMI-Delaware"), substantially all the operating assets of Oil Mop, Inc., a Louisiana corporation ("OMI-Louisiana"). The purchase was approved by the United States Bankruptcy Court for the Eastern District of Louisiana, as OMI-Louisiana is a debtor-in-possession and is under the jurisdiction of the bankruptcy court. The assets are located near New Orleans, Louisiana and consist principally of manufacturing equipment, inventory, patents, trademarks and trade names including the name "Oil Mop, Inc." The assets were used primarily in the manufacture and distribution of oil spill clean-up equipment and supplies; AMBAR is continuing in this business through OMI-Delaware. The assets were purchased for approximately $1,020,000 in cash, funded by a $1.5 million term loan from a bank. This loan was refinanced during 1995 (see Note 4). The purchase price was allocated to the underlying assets based on their respective fair values at the date of acquisition. The excess of cost over the estimated fair value of the assets acquired of approximately $511,000 is being amortized over twenty-five years using the straight-line method. The estimated fair values of assets acquired are as follows:

                      Inventory                  $  428,000

                      Property and equipment         81,000

                      Goodwill                      511,000
                                                 ----------
                                                 $1,020,000
                                                 ==========

3.     CALCIUM CHLORIDE FACILITY

       In May 1995, the Company signed a long-term supply agreement with Martin Marietta Magnesia Specialties Inc., ("MMMS") a subsidiary of Martin Marietta Materials, Inc. MMMS produces magnesia-based products at a plant in Manistee, Michigan. The Company initially intended to build a calcium chloride production facility adjacent to the MMMS plant.

       In February 1996, the Company purchased an existing plant in Manistee and is currently in the process of retrofitting the facility, which was previously used to produce sodium chloride to produce liquid and dry calcium chloride. The Company intends to add a bromine extraction process to the plant.

       The plant will receive a coproduct stream generated by MMMS. The coproduct stream is rich in several inorganic chemicals, primarily calcium chloride and bromides. The Company will process the stream into dry calcium chloride and liquid calcium chloride. These products are raw materials for the Company's high density brine product line. The plant's production capacity will be significantly more than is currently required to meet the Company's internal needs. Production in excess of internal needs will be marketed to third parties.

       The plant is expected to begin producing liquid calcium chloride in July 1996. Construction will be financed primarily by the construction/term loan discussed in Note 4. During fiscal 1995, capital expenditures related to this facility were approximately $365,000.

                                     F-10

4.     DEBT

       Notes Payable--Notes payable  at  June  30,  1994  and  1995,  were  as follows:
                                                 1994           1995
                                              ----------     ----------
          Unsecured note payable to the
          Chairman of the Company. This
          note  bears  interest  at the
          prime rate  plus one  percent
          (10.00% at June 30, 1995) and
          is payable on demand.               $       --     $  100,000

          Unsecured note payable to a
          finance company.  Principal
          and interest  at  7.90% are
          payable  monthly  through
          February 1996.                              --        171,035

          Unsecured note payable to a
          finance company.  Principal
          and  interest at 10.02% are
          payable  monthly  through
          September 1995.                             --          6,851

          Unsecured note payable to a
          finance company.  Principal
          and interest at  7.97% were
          payable  monthly  through
          February 1995.                         137,542             --
                                              ----------     ----------
                                              $  137,542     $  277,886
                                              ==========     ==========

       Revolving Line of Credit--At June 30, 1994, the Company had a line of credit with a bank. The maximum indebtedness under this line could not exceed the lesser of 80% of eligible accounts receivable or $7 million and bore interest at the bank's base rate which was generally equal to New York prime plus one and one-half percent. The line of credit was collateralized by accounts receivable, and the Company was required to maintain a $225,000 compensating balance. At June 30, 1994, approximately $5,810,000 was outstanding under the line of credit, and, based on eligible accounts receivable, the amount of unused credit was $1,082,000. The line expired on December 31, 1994. It was renewed until December 31, 1995, the maximum indebtedness was increased to $10 million and the interest rate was reduced to New York prime plus one percent. In June 1995, this revolving line of credit was replaced with another line of credit as discussed below.

       Long-Term Debt--During the first six months of fiscal 1995, the Company entered into two additional term loans totalling $532,000. In December 1994, these new term loans and the term loans outstanding at June 30, 1994 were combined into one note and the total note was increased to $3 million. This note was collateralized by certain inventory, machinery and transportation equipment. The term loan bore interest at New York prime plus one and one-half percent with principal and interest payable monthly through December 1999. In June 1995, amounts borrowed under this term note were paid as discussed below.

                Credit Facility--In June 1995, the Company entered into a $20 million bank credit facility consisting of the following:

    $10 million revolving line of credit--The maximum indebtedness under the new revolving line of credit cannot exceed the lessor of 80% of eligible accounts receivable plus 50% of eligible inventory or $10 million. The revolving line of credit expires on October 31, 1996. Repayment on the line of credit operates under a lock box arrangement as required by the bank (see Note 1--Cash and short-term investments--restricted).

    $3 million term loan--The purpose of the $3 million term loan is to replace the prior term loan discussed above. The new term loan will be amortized in monthly installments with a balloon payment due on April 30, 2000. At March 31, 1996, the balance outstanding was $2.8 million.

                                     F-11

    $7 million construction/term loan--The construction/term loan will be used to finance the construction of the calcium chloride production facility in Manistee, Michigan. Through June 20, 1996, monthly interest payments will be made on the amount outstanding. Monthly principal payments will commence on July 20, 1996, with a balloon payment due on June 20, 2000. There were no amounts outstanding under the construction/term loan at June 30, 1995. At March 31, 1996, the balance outstanding was $3.1 million.

                The three loans bear interest at the bank's base rate (9.00% at June 30, 1995) or at the 30-day, 60-day or 90-day LIBOR rate plus 2.5%. In addition, there is a fee of one-quarter of one percent on the unused portions of the revolving line of credit and the construction/term loan. There are no compensating balance requirements. The loans are collateralized by all of the Company's assets.

                At June 30, 1995, the new $3 million term loan had not been funded pending completion of certain documentation. When the new credit facility was closed in June 1995, amounts available under the new revolving line of credit were used to liquidate both the prior revolving line of credit and the prior term loan. At June 30, 1995, approximately $6,359,000 was outstanding under the line of credit, and, based on eligible accounts receivable and inventory, the amount of unused credit was $1,344,000. The new $3 million term loan was funded on July 31, 1995, and the proceeds were used to pay down the revolving line of credit. If the $3 million term loan had been funded at June 30, 1995, $2,707,796 would have been classified as "Long-term debt" and $292,204 would have been classified as the "Current portion of long-term debt". The original intent of both the Company and the bank was to use the proceeds from the new term loan, rather than amounts available under the revolving line of credit, to repay the prior term loan. Accordingly, on the consolidated balance sheet, the portion of the revolving line of credit that was paid down on July 31, 1995 with debt that would have been classified as long-term at June 30, 1995, has been classified as "Long-term debt" and the amount shown as "Revolving line of credit" has been reduced by an equal amount.

    Long-term debt at June 30, 1994 and 1995, was as follows:

                                                       1994           1995
                                                    -----------    -----------
       Portion of revolving line of credit
         replaced by long-term debt
         subsequent to June 30, 1997                $        --    $ 2,707,796
       Term loan payable to a bank due
         July 1997                                      991,131             --
       Term loan payable to a bank due
         January 1999                                   372,636             --
                                                    -----------    -----------
                                                      1,363,767      2,707,796
       Less--current portion                            351,850             --
                                                    -----------    -----------
       Long-term debt                               $ 1,011,917    $ 2,707,796
                                                    ===========    ===========

    Annual maturities of long-term debt are as follows:

         Years ending June 30,
               1996                $         --
               1997                     353,480
               1998                     386,146
               1999                     421,831
               2000                   1,546,339
                                   ------------
                                   $  2,707,796
                                   ============


                The terms of the credit facility require, among other terms, minimum amounts, as defined, of working capital and tangible net worth, and minimum ratios of indebtedness to net worth. As of March 31, 1996, the Company was not in compliance with certain provisions of the loan agreements. The bank has agreed to waive compliance with these provisions.

                                     F-12

5.              INCOME TAXES

                The Company's income tax provision (benefit) for each of the three years in the period ended June 30, 1995, is as follows:

                                 1993           1994          1995
                             -----------    -----------   -----------
     Current -- Federal      $  (396,255)   $ 1,043,176   $    47,572
             -- State              8,995        123,200       (74,777)

     Deferred                   (305,390)      (423,804)      (62,466)
                             -----------    -----------   -----------
                             $  (692,650)   $   742,572   $   (89,671)
                             ===========    ===========   ===========


                At June 30, 1994, the consolidated balance sheet included total deferred tax assets of $983,000 and total deferred tax liabilities of $1,427,000. The tax effect of significant temporary differences that give rise to these deferred tax assets and liabilities include future taxable differences in the basis of property and equipment of approximately
$1,203,000, future deductions of inventory differences of approximately $771,000 and future deductions for bad debts of approximately $126,000.

                At June 30, 1995, the consolidated balance sheet included total deferred tax assets of $709,000 and total deferred tax liabilities of $1,090,000. The tax effect of significant temporary differences that give rise to these deferred tax assets and liabilities include future taxable differences in the basis of property and equipment of approximately $970,000, future deductions of inventory differences of approximately $399,000 and future deductions for bad debts of approximately $125,000.

                The Company's effective tax rate was 37% for each of the years ended June 30, 1993 and 1994. This was greater than the federal statutory rate of 34% due primarily to state income taxes. The Company's federal income tax returns through June 30, 1992 have been examined by the Internal Revenue Service and were settled. The settlement of these returns did not result in a material impact on the Company's financial position or results of operations for the years examined.

                The Company's effective tax rate for the year ended June 30, 1995 was approximately 28%. This was less than the federal statutory rate of 34% due to expenses which are not deductible for income tax purposes and, therefore, generate no tax benefit. The current federal tax provision results from both temporary and permanent differences between financial and tax accounting.

6.              RELATED PARTY TRANSACTIONS

                The Company leases a yard facility under a non-cancelable operating lease from the Chairman of the Company at a rate of $4,000 per month. The Company leases a warehouse facility under a non-cancelable operating lease from a relative of the Chairman of the Company at a rate of $1,000 per month. The Company leased an airplane on a month-to-month basis from the Chairman of the Company at an annual rate of $37,000; this lease was terminated in July 1992. Since December 18, 1991, the Company has leased one of its locations from a relative of a director and former President of the Company. At June 30, 1995, the rate was approximately $4,000 per month.

                Effective July 1, 1992, the Company entered into an operating lease for office space for its corporate offices. The lessor was a corporation in which the Chairman of the Company is a major stockholder. At June 30, 1994, the lease covered approximately 19,000 square feet at a monthly rate of approximately $15,000. During fiscal 1995, the office building was sold to an unrelated third party. The Company continues to lease space in the office building at prevailing market rates.

                In March 1995, the Chairman of the Company purchased the building which houses the Company's laboratory. The Company leases approximately 12,000 square feet in the laboratory building at a monthly rate of $7,000. As discussed in Note 4, during fiscal 1995 the Company borrowed $100,000 from the Chairman of the Company. The note bears interest at the

                                     F-13

prime rate plus one percent (10.0% at June 30, 1995). Interest expense in fiscal 1995 related to this note was approximately $6,400.

                Included in Other Assets are receivables from an entity (Meridian Technologies, Inc. ("Meridian")) in which an officer of the Company has a 20% interest. Meridian has an exclusive marketing agreement with the Company to market products manufactured at its new facility in Manistee (See
Note 3) in return for a percentage of the pre-tax profit generated by the facility. The Company has agreed to pay certain expenses and a minimum compensation of $210,000 annually and to lend Meridian up to $290,320. The Company has an option to purchase up to 82% of Meridian for a total purchase price of $25,420.

7.              LEASES

                Capital Leases--The Company is committed under non-cancelable leases which expire on various dates through July 1999. The following is an analysis of the leased property under capital leases by major classes:

                                                   1994           1995
                                                ----------     ----------
         Transportation equipment               $  265,437     $  512,436
         Furniture and fixtures                    119,447        119,447
                                                ----------     ----------
                                                   384,884        631,883
         Less--accumulated amortization            (49,756)      (129,165)
                                                ----------     ----------
                                                $  335,128     $  502,718
                                                ==========     ==========


                Interest  expense  on  the  outstanding  lease obligations was
approximately  $3,000  in  1993,  $16,000  in  1994  and  $39,000   in   1995.
Amortization expense for this equipment was included in depreciation expense.

                The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of June 30, 1995:

                       1996                             $ 192,021

                       1997                               162,180

                       1998                                96,004

                       1999                                 1,837
                                                        ---------
                       Total minimum lease payments       452,042

                       Less--amounts representing
                                 interest                  53,098
                                                        ---------
                       Total capital lease obligations    398,944

                       Less--current portion              158,309
                                                        ---------
                       Long-term obligations under
                         capital leases                 $ 240,635
                                                        =========

                                     F-14

                Operating Leases--The Company has non-cancelable operating leases in connection with the lease of certain equipment, land and facilities. During fiscal 1994, the Company disposed of certain of its heavy duty vehicles and forklifts and replaced them with units acquired under operating leases. These new operating leases are primarily responsible for the increase in rent expense for 1994 and 1995. Rental expense incurred under these leases, and the leases with related parties disclosed previously, was approximately $603,000, $764,000 and $1,090,000 in 1993, 1994 and 1995, respectively. As of
June 30, 1995, aggregate future payments under non-cancelable operating leases are as follows:


                                 1996                           $ 1,176,755

                                 1997                             1,149,299

                                 1998                               907,024

                                 1999                               645,473

                                 2000                               444,937

                                 Thereafter                       1,691,124


8.              BENEFIT PLANS

                Incentive Plan--In 1991, the Company adopted the Employees 1991 Incentive Compensation Program (the "Employee Plan") which provides for the granting of incentive awards in the form of stock options, restricted stock awards, stock appreciation rights, performance shares, and cash awards and loans. Eligible participants include officers and employees of the
Company and other individuals providing services to the Company on a substantially full time basis. The Company reserved 200,000 shares of Common Stock for issuance under the Employee Plan. At July 1, 1992, there were 180,000 shares available in the Employee Plan. There was no activity in the Employee Plan during fiscal 1993 or fiscal 1994. During fiscal 1995, options were granted to purchase a total of 14,500 shares at $4.125, which was the market value of AMBAR's Common Stock at the date of grant. These options are exercisable for ten years from the date of grant, subject to a seven year vesting schedule. No options were exercisable at June 30, 1995. At June 30, 1995, there were 165,500 shares available in the Employee Plan.

                Savings  and  Retirement Plan--Effective January 1, 1993,  the
Company established the AMBAR Employees Savings and Retirement Plan pursuant to Section 401 of the Internal Revenue Code (the "401(k) Plan"). Under the 401(k) Plan, participants may contribute a percentage of their compensation, but not in excess of the maximum allowed under the Internal Revenue Code. The 401(k) Plan provides for a matching contribution by the Company, in AMBAR Common Stock, which amounted to approximately $12,000 for the six months that the 401(k) Plan was in effect during fiscal 1993, $31,000 for fiscal 1994 and $36,000 for fiscal 1995. Employees direct the investment of their contributions.

                Directors Plan--In fiscal 1995, the Company adopted the 1994 Non-Employee Directors' Incentive Compensation Program (the "Directors Plan") which provides for the granting of stock options, restricted stock awards, stock appreciation rights, performance shares, and cash awards and loans. All non-employee directors of the Company are eligible to participate. The
Company reserved 200,000 shares of Common Stock for issuance under the Directors Plan. Through June 30, 1995, there was no activity in the Directors Plan.

9.              COMMON STOCK AND EARNINGS PER SHARE

                The Company completed the initial public offering (the "IPO") of its Common Stock in December 1991. The Company issued 1,276,500 shares at $8.25 per share. In connection with the IPO, the Company issued to Morgan Keegan & Company, Inc., the managing underwriter for the IPO, warrants to purchase 110,000 shares of Common Stock at an exercise price per share equal to 115% of the IPO price. The warrants are exercisable during the four-year period commencing on December 12, 1992.

                                     F-15

                In December 1992, the Company filed a registration statement on Form S-8 covering 300,000 shares of its Common Stock to be issued to the 401(k) Plan. During 1993, the Company purchased 13,000 shares of its Common Stock on the open market at a cost of approximately $44,000. All of these shares were used during 1993 to make the Company's matching contributions to the 401(k) Plan and for employee purchases of AMBAR Common Stock through the 401(k) Plan. During 1994, the Company purchased 15,000 shares of its Common Stock on the open market at a cost of approximately $54,000. All of these shares were used during 1994 to make the Company's matching contributions to the 401(k) Plan and for employee purchases of AMBAR Common Stock through the 401(k) Plan.

                Earnings per share is computed by dividing net income or loss by the weighted average number of common shares outstanding plus the effect, using the treasury stock method, of common shares contingently issuable from stock options and warrants. The weighted average number of common shares used for the earnings per share calculation is 3,628,691 for 1993, 3,632,765 for 1994 and 3,667,344 for 1995. Based on market prices for the Company's Common Stock, the warrants issued to Morgan Keegan & Company, Inc. are antidilutive and, therefore, are not included in the earnings per share calculation.

10.             COMMITMENTS AND CONTINGENCIES

                A former subsidiary of the Company which has now been merged into the Company, was named as a PRP in a federal administrative proceeding under CERCLA, pertaining to the PAB Site located near Abbeville, Louisiana. This site was declared a Superfund site by the EPA on March 31, 1989. The Company is one of approximately 190 PRPs involved in this proceeding.

                The EPA has studied the site conditions and has proposed several alternatives to clean up the site ranging in cost from $6 million to $68 million. The cost of the method recommended by the EPA record of decision in September 1993 was estimated at that time to be approximately $13 million. A group of PRPs, many of which are large, well capitalized companies, is also investigating site conditions and clean up alternatives and has called for participation by the other PRPs. The Company is participating in this PRP group. Except for the remediation of certain above-ground storage tanks, clean up has not been initiated. Under CERCLA, PRPs are jointly and severally liable for clean up costs. Insurance and contributions by other PRPs may reduce the Company's ultimate overall exposure, but insurance coverage may be contested. The Company filed a claim under the insurance policy maintained by the former subsidiary and such claim was denied. No assurance can be given that any insurance company would ultimately recognize coverage for any environmental claim under any policy purchased by the Company. The degree, at present, of contribution by other PRPs is unknown. Accordingly, the Company is unable to reasonably estimate its liability, if any, for costs imposed with regard to the PAB Site, but does not believe that any liability would be material.

                In April 1995, TETRA named the Company as a co-defendant in a lawsuit previously filed in the 359th Judicial District Court, Montgomery County, Texas, against several ex-employees of TETRA claiming, among other things, that the ex-employees and the Company engaged in a scheme to misappropriate TETRA's trade secrets and confidential information regarding the production and sale of specialty chemicals, including calcium chloride. The former TETRA employees named in this lawsuit are currently principals of Meridian. TETRA also claims that the Company engaged in unfair competition by undertaking to hire TETRA employees who had knowledge of TETRA's confidential information regarding the research, development, manufacture and sale of specialty chemicals, including calcium chloride. TETRA seeks unspecified special and general damages, as well as punitive damages of not less than $10 million, and not less than $250,000 for professional fees and costs, as well as an injunction to prevent the Company and the Meridian principals from, among other things, using any of the allegedly proprietary information or diverting the business, customers or suppliers of TETRA for the benefit of the Company or the Meridian principals. Based on discussions with legal counsel in this matter, management believes that TETRA's claims are without merit, and the Company intends to vigorously contest this claim.

                Also in April 1995, TETRA filed suit against the Company in the 359th Judicial District Court, Montgomery County, Texas, contesting the Company's right to satisfy its own liquid calcium chloride needs under the terms of a 1993 supply contract pursuant to which the Company agreed, subject to certain conditions, to purchase 70% of its liquid calcium chloride

                                     F-16

requirements from TETRA for a five-year period. In January 1996, TETRA was granted a partial summary judgment which prohibits the Company from reducing its obligation to purchase calcium chloride from TETRA by obtaining liquid calcium chloride from the Manistee facility. The Company believes that the order is erroneous and intends to appeal once a final judgment is rendered. There can be no assurance that such appeal would be resolved prior to the expiration of the supply contract.

                The Company is involved in routine legal proceedings that arise in the ordinary course of its business from time to time. The Company believes that the outcome of any of such proceedings will not have a material adverse affect on its business.

                                     F-17

11.             INDUSTRY SEGMENTS

                Information concerning the Company's operations in different businesses for each of the three years in the period ended June 30, 1995, is as follows:

                               Oilfield    Environmental    Corporate     Eliminations   Consolidated
                             -----------   -------------   -----------    ------------   ------------
Year ended June 30, 1993

Sales to customers           $20,973,401    $ 3,945,720    $        --    $        --    $24,919,121

Intersegment sales <F1>          243,846        313,752             --       (557,598)            --
                             -----------    -----------    -----------    -----------    -----------

  Total revenues              21,217,247      4,259,472             --       (557,598)    24,919,121
                             ===========    ===========    ===========    ===========    ===========
Operating profit               1,947,159     (1,028,846)    (2,734,337)            --     (1,816,024)
                             ===========    ===========    ===========    ===========    ===========
Identifiable assets <F1>      14,321,495      6,201,699      1,267,722             --     21,790,916
                             ===========    ===========    ===========    ===========    ===========
Capital expenditures             226,182        210,262        152,671             --        589,115
                             ===========    ===========    ===========    ===========    ===========
Depreciation and
  amortization <F1>              698,705        439,859         99,351             --      1,237,915
                             ===========    ===========    ===========    ===========    ===========

Year ended June 30, 1994

Sales to customers           $37,546,256    $ 5,761,979    $        --    $        --    $43,308,235

Intersegment sales <F1>          300,217        478,051             --       (778,268)            --
                             -----------    -----------    -----------    -----------    -----------
Total revenues                37,846,473      6,240,030             --       (778,268)    43,308,235
                             ===========    ===========    ===========    ===========    ===========
Operating profit               4,541,005        344,744     (2,511,021)            --      2,374,728
                             ===========    ===========    ===========    ===========    ===========
Identifiable assets <F1>      24,753,276      5,733,505      2,085,321             --     32,572,102
                             ===========    ===========    ===========    ===========    ===========
Capital expenditures             977,744        590,029        124,472             --      1,692,245
                             ===========    ===========    ===========    ===========    ===========
Depreciation and
  amortization <F1>              682,334        571,292        123,806             --      1,377,432
                             ===========    ===========    ===========    ===========    ===========

Year ended June 30, 1995

Sales to customers           $31,661,146    $ 6,415,501    $        --    $        --    $38,076,647

Intersegment sales <F1>          224,674         18,324             --       (242,998)            --
                             -----------    -----------    -----------    -----------    -----------
Total revenues                31,885,820      6,433,825             --       (242,998)    38,076,647
                             ===========    ===========    ===========    ===========    ===========
Operating profit               2,395,940        349,387     (2,374,164)            --        371,163
                             ===========    ===========    ===========    ===========    ===========
Identifiable assets <F1>      19,012,549      5,399,359      3,334,264             --     27,746,172
                             ===========    ===========    ===========    ===========    ===========
Capital expenditures           1,097,890        314,735        147,171             --      1,559,796
                             ===========    ===========    ===========    ===========    ===========
Depreciation and
  amortization <F1>            1,052,658        292,291        232,102             --      1,577,051
                             ===========    ===========    ===========    ===========    ===========

[FN]

<F1> During  1993  and  1994, certain  property  and  equipment  held  by  the environmental operations was rented to the oilfield operations. At the beginning of 1995, these assets were transferred to the oilfield operations resulting in a decrease in intersegment sales, identifiable assets and depreciation and amortization expense for the environmental operations. Prior to 1995, the environmental operations included the following amounts related to these assets: intersegment sales (rental income) of $238,890 in 1993 and $367,152 in 1994; identifiable assets of $2,579,318 in 1993 and $2,266,561 in 1994; and depreciation and amortization expense of $394,769 in 1993 and $402,195 in 1994.

                                     F-18

         ====================================          =========================
         ------------------------------------          -------------------------
                                                           3,500,000  Shares

            No  dealer,  salesperson  or  any
         other  person has been authorized to
         give any  information or to make any
         representation   other   than  those
         contained  in  this  Prospectus   in
         connection with the offering and, if                    [LOGO]
         given  or  made, such information or
         representation  must  not  be relied
         upon  as  having been authorized  by
         the     Company,     the     Selling
         Shareholders  or  the  Underwriters.
         This Prospectus does not  constitute
         an  offer to sell, or a solicitation                 AMBAR, INC.
         of an offer to buy, to any person in
         any jurisdiction in which such offer
         to  sell   or  solicitation  is  not
         authorized,  or  in which the person                 Common Stock
         making such offer or solicitation is
         not qualified to do  so,  or  to any
         person  to  whom  it  is unlawful to
         make such offer or solicitation.                    ______________

                                                               PROSPECTUS
                                                             ______________
                ____________________



                                                            Raymond, James &
                                                            Associates, Inc.

                TABLE OF CONTENTS
                                           Page
                                         ________
         Prospectus Summary............
         Risk Factors..................
         Use of Proceeds...............                                , 1996
         Market Price of Common
           Stock and Dividends.........
         Selected Consolidated
           Financial Data..............
         Management's Discussion and
           Analysis of Financial
           Condition and Results of
           Operations..................
         Business......................
         Management....................
         Certain Transactions..........
         Principal and Selling
           Shareholders................
         Description of Capital Stock..
         Shares Eligible for Future
           Sale........................
         Underwriting..................
         Legal Matters.................
         Experts.......................
         Available Information.........
         Index to Consolidated
           Financial Statements........    F-1

         -----------------------------------           ------------------------
         ===================================           ========================

                                                  PART II

                                   INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

                  Estimated expenses payable in connection with the proposed sale of Common Stock covered hereby are as follows:

      SEC registration fee............................     $     16,916
      NASD filing fee.................................            5,405
      Nasdaq National Market application fee..........                *
      Accounting fees and expenses....................                *
      Printing expenses...............................                *
      Legal fees and expenses.........................                *
      Transfer agent fees.............................                *
      Miscellaneous expenses..........................                *
                                                           ____________
           Total......................................     $          *
                                                           ============
__________________
*    To be provided by amendment

Item 14.    Indemnification of Directors and Officers.

      Section 83 of the Louisiana Business Corporation Law (the "LBCL") provides in part that a corporation may indemnify any director, officer, employee or agent of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any action, suit or proceeding to which he is or was a party or is threatened to be made a party (including any action by or in the right of the corporation) if such action arises out of the fact that he is or was a director, officer, employee or agent of the corporation and he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

      The indemnification provisions of the LBCL are not exclusive; however, no corporation may indemnify any person for willful or intentional misconduct. A corporation has the power to obtain and maintain insurance, or to create a form of self-insurance on behalf of any person who is or was acting for the corporation, regardless of whether the corporation has the legal authority to indemnify the insured person against the liability.

      The Registrant's by-laws provides for mandatory indemnification for directors and officers or former directors and officers of the Registrant to the fullest extent permitted by Louisiana law. The Registrant maintains an insurance policy covering the liability of its directors and officers for actions taken in their official capacity.

      The Underwriters have also agreed to indemnify the directors and certain of the Company's officers against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that such directors and officers may be required to make in respect thereof.

Item 15.    Recent Sales of Unregistered Securities.
            On January 14, 1994, the Company issued 1,877 shares of common stock to an employee in exchange for services rendered to the Company. These securities were issued without registration under the Securities Act of 1933, as amended, (the "Securities Act"), in reliance on Section 4(2) of the Securities Act and the rules and regulations promulgated thereunder as a transaction not involving any public offering.

Item 16.    Exhibits and Financial Statement Schedules.

(a)   Exhibits:

      1     Form of Underwriting Agreement*

      2 Agreement and Plan of Merger of AMBAR, Inc. (Delaware) into AMBAR, Inc. (Louisiana)*

      3.1   Articles of Incorporation of the Company*

      3.2   By-laws of the Company*

      4.1   Specimen Certificate for Common Stock of the Company*

      4.2   AMBAR,  Inc.  Shareholder  Protection  Rights  Agreement   dated
            June ___, 1996 *

      5     Opinion  of  Jones,  Walker,  Waechter,   Poitevent,  Carrere  &
            Denegre, L.L.P.*

      10.1 Employment Agreement dated October 1, 1994, between AMBAR, Inc. and Randolph M. Moity <F1>

      10.2  AMBAR, Inc. Employees 1991 Incentive Compensation Plan <F2>

      10.3 Warrant Agreement between AMBAR, Inc. and Morgan Keegan & Company, Inc. <F3>

      10.4 AMBAR, Inc. 1994 Non-Employee Directors' Incentive Compensation Program <F4>

      10.5 Materials Purchase Agreement dated May 4, 1995, between AMBAR, Inc. and Martin Marietta Magnesia Specialties Inc. <F1>, as amended on ________, 1996*

      10.6 Asset Purchase Agreement between AMBAR Chemical, Inc. and AKZO Nobel Salt, Inc. dated February 14, 1996*

      10.7 Exclusive Marketing Agreement and Credit Agreement dated October 12, 1994 between AMBAR, Inc. and Meridian Technologies, Inc.*

      10.8 Agreement between AMBAR, Inc., Meridian Technologies, Inc. and Sulzer USA, Inc. dated November 22, 1995*

      10.9 Revolving, Term and Construction/Term Loan Agreement dated June 20, 1995 among AMBAR, Inc., each of AMBAR, Inc.'s subsidiaries and SouthTrust Bank of Alabama, National Association, as amended on June 30, 1995, February 13, 1996 and May 29, 1996*

      15 Letter of Arthur Andersen, LLP regarding review report on interim financial information

      21    Subsidiaries of the Company

      23.1  Consent of Arthur Andersen, L.L.P.

      23.2  Consent   of  Jones,  Walker,  Waechter,  Poitevent,  Carrere  &
            Denegre, L.L.P. (included in Exhibit 5)

      24 Power of Attorney (included in the signature page to this Registration Statement)

____________________
*     To be filed by amendment.

[FN]
<F1>   Incorporated by reference from the Company's Annual Report on Form 10-
       K for the fiscal year ended June 30, 1995.

<F2>   Incorporated by reference from the Company's Registration Statement on
       Form S-1 (Registration No. 33-43503) filed with the Commission on December 13, 1991.

<F3>   Incorporated by reference from the Company's Annual Report on Form 10-
       K for the fiscal year ended June 30, 1992.

<F4>   Incorporated by reference from the Company's Registration Statement on
       Form S-8 (Registration No. 33-91204) filed with the Commission on April 17, 1995.

                     ____________________


(b)   Financial Statement Schedules

      Report of Independent Public Accountant
      Schedule II - Valuation and Qualifying Accounts


Item 17.    Undertakings.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of said securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons pursuant to the provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and
Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


                                 SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lafayette, State of Louisiana, on June 12, 1996.

                                            AMBAR, INC.

                                            By: /s/ RANDOLPH M. MOITY, SR.
                                                ----------------------------
                                                   Randolph M. Moity, Sr.
                                                  Chairman  of the Board,
                                                Chief Executive Officer and
                                                        President

                             POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Randolph M. Moity, Sr. and Barry N. Huntsman, or either of them acting individually, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact or agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated



         Signature                       Title                     Date

                                  Chairman of the Board,       June 12, 1996
/s/  RANDOLPH M. MOITY, SR.        President and Chief
- -----------------------------       Executive Officer
   Randolph M. Moity, Sr.

/s/ HARRY E. BARSH, JR.                Director                June 12, 1996
- -----------------------------
    Harry E. Barsh, Jr.

/s/ KENNETH J. BOUTTE                  Director                June 12, 1996
- -----------------------------
     Kenneth J. Boutte

/s/ JAMES C. RODDY                     Director                June 12, 1996
- -----------------------------
     James C. Roddy

/s/ RICHARD M. CURRENCE                Director                June 12, 1996
- -----------------------------
    Richard M. Currence

/s/ ROBERT D. VAN ROIJEN               Director                June 12, 1996
- -----------------------------
    Robert D. van Roijen


/s/ BARRY N. HUNTSMAN             Treasurer and Chief          June 12, 1996
- -----------------------------      Financial Officer
    Barry N. Huntsman             (Principal Financial
                                 and Accounting Officer)


                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                      ON FINANCIAL STATEMENT SCHEDULE



To the Stockholders of AMBAR, Inc.:

      We have audited in accordance with generally accepted auditing standards, the consolidated financial statements of AMBAR, Inc. and its subsidiaries and have issued our report thereon dated August 25, 1995. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of valuation and qualifying accounts is the responsibility of the Company's management and is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.



                                       Arthur Andersen LLP


New Orleans, Louisiana,
August 25, 1995


                                AMBAR, INC.
                              AND SUBSIDIARIES


        Schedule II - Valuation and Qualifying Accounts

                                                Additions
                                         -----------------------
                             Balance at  Charged to   Charged to               Balance
                             beginning    costs and     other                  at end
                               of year    expenses    accounts   Deductions    of year
                             ---------    --------    --------   ----------   --------
Year ended June 30, 1995:
  Allowance for doubtful
    accounts ...........     $ 332,000    $369,000    $     --    $372,000    $329,000

Year ended June 30, 1994:
  Allowance for doubtful
    accounts ...........     $ 258,000    $278,000    $     --    $204,000    $332,000

Year ended June 30, 1993:
  Allowance for doubtful
    accounts ...........     $  45,000    $246,000    $     --    $ 33,000    $258,000

____________________

Amounts in the Deductions column are written off against the allowance for doubtful accounts.

                                 EXHIBIT INDEX
                               _________________

      1     Form of Underwriting Agreement*

      2 Agreement and Plan of Merger of AMBAR, Inc. (Delaware) into AMBAR, Inc. (Louisiana)*

      3.1   Articles of Incorporation of the Company*

      3.2   By-laws of the Company*

      4.1   Specimen Certificate for Common Stock of the Company*

      4.2   AMBAR,  Inc.  Shareholder  Protection  Rights  Agreement   dated
            June ___, 1996*

      5     Opinion  of  Jones,  Walker,  Waechter,   Poitevent,  Carrere  &
            Denegre, L.L.P.*

      10.1 Employment Agreement dated October 1, 1994, between AMBAR, Inc. and Randolph M. Moity <F1>

      10.2  AMBAR, Inc. Employees 1991 Incentive Compensation Plan <F2>

      10.3 Warrant Agreement between AMBAR, Inc. and Morgan Keegan & Company, Inc. <F3>

      10.4 AMBAR, Inc. 1994 Non-Employee Directors' Incentive Compensation Program <F4>

      10.5 Materials Purchase Agreement dated May 4, 1995, between AMBAR, Inc. and Martin Marietta Magnesia Specialties Inc. <F1>, as amended on ________, 1996*

      10.6 Asset Purchase Agreement between AMBAR Chemical, Inc. and AKZO Nobel Salt, Inc. dated February 14, 1996*

      10.7 Exclusive Marketing Agreement and Credit Agreement dated October 12, 1994 between AMBAR, Inc. and Meridian Technologies, Inc.*

      10.8 Agreement between AMBAR, Inc., Meridian Technologies, Inc. and Sulzer USA, Inc. dated November 22, 1995*

      10.9 Revolving, Term and Construction/Term Loan Agreement dated June 20, 1995 among AMBAR, Inc., each of AMBAR, Inc.'s subsidiaries and SouthTrust Bank of Alabama, National Association, as amended on June 30, 1995, February 13, 1996 and May 29, 1996*

      15 Letter of Arthur Andersen, LLP regarding review report on interim financial information

      21    Subsidiaries of the Company

      23.1  Consent of Arthur Andersen, L.L.P.

      23.2  Consent   of  Jones,  Walker,  Waechter,  Poitevent,  Carrere  &
            Denegre, L.L.P. (included in Exhibit 5)

      24 Power of Attorney (included in the signature page to this Registration Statement)

____________________
*     To be filed by amendment.

[FN]
<F1>   Incorporated by reference from the Company's Annual Report on Form 10-
       K for the fiscal year ended June 30, 1995.

<F2>   Incorporated by reference from the Company's Registration Statement on
       Form S-1 (Registration No. 33-43503) filed with the Commission on December 13, 1991.

<F3>   Incorporated by reference from the Company's Annual Report on Form 10-
       K for the fiscal year ended June 30, 1992.

<F4>   Incorporated by reference from the Company's Registration Statement on
       Form S-8 (Registration No. 33-91204) filed with the Commission on April 17, 1995.

                     ____________________